QUEST CAPITAL CORP.

550 Burrard Street, Suite 1028, Bentall V,
Vancouver, British Columbia
V6C 2B5

NOTICE OF MEETING

AND

MANAGEMENT PROXY CIRCULAR

For

The Special Meeting of Shareholders

To be Held on Tuesday, August 17, 2010

QUEST CAPITAL CORP.
550 Burrard Street, Suite 1028, Bentall V,
Vancouver, British Columbia V6C 2B5

NOTICE OF MEETING

TO: The Shareholders of Quest Capital Corp.

NOTICE IS HEREBY GIVEN THAT a special meeting (the "Meeting") of the holders of the common shares ("Common Shares") in the capital of Quest Capital Corp. (the "Corporation") will be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 on Tuesday, August 17, 2010, at the hour of 2:00 p.m. (Toronto time) for the following purposes:

1.

to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution approving the provision of certain management services to the Corporation by Sprott Lending Consulting LP ("SLCLP") and, in connection therewith, the execution and delivery by the Corporation of a management services agreement with SLCLP and a partnership agreement with SLCLP, substantially on the terms and subject to the conditions, as more particularly described in the accompanying management proxy circular of the Corporation (the "Circular");

2.

to consider and, if thought appropriate, to pass, with or without variation, a special resolution authorizing the amendment of the Corporation's articles to change its name from "Quest Capital Corp." to "Sprott Resource Lending Corp.", or such other name as the board of directors of the Corporation, in its sole discretion, determines appropriate, as more particularly described in the accompanying Circular;

3.

to consider and, if thought appropriate, to pass, with or without variation, a special resolution authorizing the amendment of the Corporation's articles to increase the maximum number of directors of the Corporation from ten (10) to eleven (11), as more particularly described in the accompanying Circular;

4.

to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution electing three (3) new directors of the Corporation, as more particularly described in the accompanying Circular;

5.

to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution to approve a private placement of Common Shares, as more particularly described in the accompanying Circular;

6.

to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution to approve the Corporation's stock option plan (substantially in the form attached as Schedule "G" to the accompanying Circular) and to ratify the granting of certain options by the Corporation, as more particularly described in the accompanying Circular; and

7.	to transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The approval by the shareholders of the matters referred to in each of paragraphs 1, 2, 3, 4 and 5 will be subject to and conditional upon approval by the shareholders of all of such matters.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice of the Meeting is a form of proxy. Only holders of Common Shares of record at the close of business on July 13, 2010 will be entitled to receive notice of, and to attend and to vote at, the Meeting.

DATED as of the 19th day of July, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Brian E. Bayley"

Brian E. Bayley, President and Chief Executive Officer

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose to the Corporation's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or deliver it by facsimile to 1-866-249-7775, in each case, not later than 2:00 p.m. (Toronto time) on Friday, August 13, 2010, or if the Meeting is adjourned or postponed, prior to 2:00 p.m. (Toronto time) on the second business day preceding the day of any adjournment(s) or postponement(s).

If you are a non-registered shareholder and receive these materials through your broker or another intermediary (or a service company on their behalf), please complete and return the appropriate materials in accordance with the instructions provided to you by your broker or such other intermediary (or a service company on their behalf). Failure to do so may result in your Common Shares not being eligible to be voted at the Meeting.

Board Committees	48
Assessments	49
AUDITOR OF THE CORPORATION	49
OTHER MATTERS	50
ADDITIONAL INFORMATION	51
APPROVAL OF DIRECTORS	52

ADDENDA

SCHEDULE "A"	MANAGEMENT SERVICES RESOLUTION
SCHEDULE "B"	NAME CHANGE RESOLUTION
SCHEDULE "C"	BOARD SIZE RESOLUTION
SCHEDULE "D"	BOARD ELECTION RESOLUTION
SCHEDULE "E"	PRIVATE PLACEMENT TERM SHEET
SCHEDULE "F"	PRIVATE PLACEMENT RESOLUTION
SCHEDULE "G"	STOCK OPTION PLAN
SCHEDULE "H"	STOCK OPTION PLAN RESOLUTION

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the following respective meanings when used in this management proxy circular.

"affiliate" has the meaning ascribed thereto in Section 1(1) of the Securities Act (Ontario).

"associate" has the meaning ascribed thereto in Section 1(1) of the Securities Act (Ontario).

"Board" means the board of directors of the Corporation.

"Business Day" means a day that is not a Saturday, Sunday or statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

"CBCA" means the Canada Business Corporations Act, as amended from time to time.

"Circular" means, collectively, the Notice of Meeting and this management proxy circular, sent to Shareholders in connection with the Meeting.

"Class A Unit" means a Class A unit interest in the Partnership.

"Class B Unit" means a Class B unit interest in the Partnership.

"Common Share" means a common share in the capital of the Corporation.

"Corporation" means Quest Capital Corp.

"LOI" means the letter of intent dated June 9, 2010 between the Corporation and SCLP.

"Management Services Agreement" means the management services agreement proposed to be entered into between the Corporation and SLCLP, as more particularly described under the heading "Matters Requiring Shareholder Approval — Management Services".

"Managing Partner" means the managing partner of the Partnership, which shall initially be SLCLP.

"Meeting" means the special meeting of Shareholders to be held at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 on Tuesday, August 17, 2010, at the hour of 2:00 p.m. (Toronto time) and any adjournment(s) or postponement(s) thereof.

"Notice of Meeting" means the notice of meeting forming part of this Circular and sent to Shareholders in connection with the Meeting.

"NYSE Amex" means the NYSE Amex Equities Exchange.

"Partnership" means Sprott Resource Lending Partnership.

"Partnership Agreement" means the partnership agreement proposed to be entered into between the Corporation and Subco, as ordinary partners, and SLCLP, as managing partner, as more particularly described under the heading "Matters Requiring Shareholder Approval — Management Services".

"Preferred Share" means a Cumulative 13.5% First Preferred Share, Series A in the capital of the Corporation.

"SCLP" means Sprott Consulting Limited Partnership, an affiliate of Sprott.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Shareholder" means a holder of Common Shares.

"SLCLP" means Sprott Lending Consulting LP, a limited partnership to be formed and which shall be an affiliate of SCLP and Sprott.

"Sprott" means Sprott Inc.

"Stock Option Plan" means the Corporation's stock option plan.

"Subco" means 7603908 Canada Inc., a wholly-owned subsidiary of the Corporation.

"Substantial Issuer Bid Circular" means the substantial issuer bid circular of the Corporation dated July 19, 2010.

"TSX" means the Toronto Stock Exchange.

QUEST CAPITAL CORP.

550 Burrard Street, Suite 1028, Bentall V,
Vancouver, British Columbia V6C 2B5

MANAGEMENT PROXY CIRCULAR

(As at July 16, 2010, except as indicated)

GENERAL PROXY INFORMATION

This Circular is being furnished in connection with the solicitation of proxies by or on behalf of the management of the Corporation for use at the Meeting. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted primarily by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Corporation. The costs of the solicitation will be borne by the Corporation.

The Meeting Materials (as defined below) are being sent to both registered Shareholders and Non-Registered Shareholders (as defined below). In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the Corporation has distributed copies of meeting materials including the Notice of Meeting and this Circular (collectively, the "Meeting Materials"), to Intermediaries (as defined below) for distribution to Non-Registered Shareholders. The Corporation will reimburse brokers and other Intermediaries for costs incurred by them in mailing Meeting Materials to Non-Registered Shareholders in accordance with the requirements of the Canadian Securities Administrators.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote on a Shareholder's behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed on the enclosed form of proxy are officers or directors of the Corporation (the "Management Proxyholders").

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by inserting the name of that person in the blank space provided in the form of proxy or by completing another acceptable form of proxy. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or their duly appointed proxyholders will be permitted to vote at the Meeting. Common Shares represented by properly executed and delivered proxies in the accompanying form will be voted, or withheld from voting, on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted. If there are no instructions provided in respect of any matters, the Management Proxyholders will vote FOR the proposed resolutions.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed proxies must be deposited at the office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or delivered by facsimile to 1-866-249-7775, in each case not later than 2:00 p.m. (Toronto time) on Friday, August 13, 2010, or if the Meeting is adjourned or postponed, prior to 2:00 p.m. (Toronto time) on the second Business Day preceding the day of any adjournment(s) or postponement(s).

Non-Registered Holders

Only persons whose names appeared on the register of the Corporation at the close of business on July 13, 2010 as the holders of Common Shares, or their duly appointed proxyholders, will be permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a person (a "Non-Registered Shareholder") are registered in the name of either: (i) an intermediary (an "Intermediary") that a Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), registered education savings plans (RESPs), tax free savings accounts (TFSAs) and similar plans); or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc.) in which the relevant Intermediary is a participant. If you purchased your Common Shares through a broker, you are likely to be a Non-Registered Shareholder.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders in order to seek their voting instructions in advance of the Meeting. Common Shares held by Intermediaries can only be voted in accordance with the instructions of Non-Registered Shareholders. The Intermediaries often have their own voting instruction form and mailing procedures and provide their own return instructions. Generally, Non-Registered Shareholders will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, such form of proxy is not required to be signed by the Non-Registered Shareholder when submitting it. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, but which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Investor Communications ("Broadridge"). Broadridge typically prepares a machine-readable Request for Voting Instructions ("VIF"), mails these VIFs to Non-Registered Shareholders and asks Non-Registered Shareholders to return the VIFs (or otherwise communicate their voting instructions) to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Non-Registered Shareholder who receives a VIF from Broadridge cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or by means of an appointment of another person), the Non-Registered Shareholder should insert the Non-Registered Shareholder's name (or that of the appointee) in the appropriate blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or its service company, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxies

A proxy may be revoked at any time before the Meeting by executing a valid form of revocation and delivering it to the head office of the Corporation at 550 Burrard Street, Suite 1028, Bentall V, Vancouver, British Columbia, V6C 2B5 (or to Computershare at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1) at any time up to and including 5:00 p.m. on the last Business Day preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof, or by delivering it to the chair of the Meeting prior to the commencement of the Meeting, or any adjournment(s) or postponement(s) thereof. If you attend the Meeting and vote on a ballot, you will be treated as having revoked any valid proxy previously delivered by you. If you attend the Meeting in person, you need not revoke your proxy and vote in person unless you wish to do so. A proxy may also be revoked in any other manner permitted by applicable law.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must arrange with adequate prior notice for their respective Intermediaries to revoke their proxies on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, to the knowledge of the Corporation, no director or executive officer since January 1, 2009, the commencement of the Corporation's last completed fiscal year, and no proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon at the Meeting other than the election of directors, the approval of the Stock Option Plan, and as to other matters discussed below under the heading "Interest of Informed Persons in Material Transactions".

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at July 13, 2010, the record date (the "Record Date") for the Meeting, 139,529,934 Common Shares and no Preferred Shares were issued and outstanding. Holders of record of Common Shares at the close of business on July 13, 2010 are entitled to receive notice of and to vote at the Meeting. The holders of Common Shares are entitled to one vote for each Common Share so held.

To the knowledge of the directors and executive officers of the Corporation, as at the date of this Circular, the following persons beneficially owned, directly or indirectly, or controlled or directed voting securities carrying 10% or more of the voting rights attached to all Common Shares:

Name	Number of Common Shares (1)	Percentage of Outstanding Common Shares
A. Murray Sinclair	7,002,430 directly and 13,066,167 indirectly through Helmsdale Bank Corp.(2)	14.38%
Dundee Corporation	15,483,334 directly	11.10%

Notes:

(1)	Indicates the number of Common Shares owned by each person as disclosed in publicly available sources.
(2)	Mr. Sinclair beneficially owns but does not control or exercise direction over the Common Shares held by Helmsdale Bank Corp.

On June 9, 2010, A. Murray Sinclair, Brian Bayley, A.R. (Rick) Rule and Helmsdale Bank Corp. (collectively, the "Locked-Up Shareholders") each entered into a support and voting agreement with SCLP (collectively, the "Support Agreements"). Pursuant to the terms of the Support Agreements, the Locked-Up Shareholders have agreed to vote, or cause such Locked-Up Shareholders' Common Shares to be voted, in favour of: the Management Services Resolution, the Name Change Resolution, the Board Size Resolution, the Board Election Resolution and the Private Placement Resolution (each as defined herein).

QUORUM

A quorum of Shareholders will be present at the Meeting if not less than one Shareholder present in person or represented by proxy or a duly authorized representative, representing not less than five percent (5%) of the issued and outstanding Common Shares, is present at the opening of the Meeting.

BACKGROUND TO THE MEETING

During the last number of years, the Corporation's primary business purpose has been the provision of real estate mortgage financings in Canada to various borrowers, including owners of multi-residential buildings, land and commercial properties. In the latter part of 2008 and throughout 2009, the Corporation experienced an increase in its impaired loans and consequently its primary focus became managing the collections efforts on its loans. With continued difficulty in the real estate and credit markets, the Corporation's loan origination activity in 2009 was limited to outstanding loan commitments. At the end of 2009, the Corporation announced that it intended to recommence lending activities.

In May 2010, the Corporation and SCLP entered into discussions about working together to restructure the business of the Corporation to transition its focus from real estate lending to natural resource lending, generally for resource companies that are smaller to intermediate sized in terms of capitalization.

On June 9, 2010, the Corporation and SCLP signed the LOI pursuant to which the parties confirmed their mutual understanding and intention to work together concerning the restructuring of the business of the Corporation, the change in the Corporation's lending strategy from real estate to natural resource lending, the rebranding and change of name of the Corporation, the investment in the Corporation by Sprott, its affiliates and certain related persons by way of a private placement, the entering into of a management services agreement and certain related matters in respect of the Corporation and its governance and management described herein. Management believes that by combining the Corporation's asset base and lending expertise with SCLP's and its affiliates' deal flow, contacts and execution abilities, the Corporation is expected to become a significant player in the natural resource lending sector.

The LOI, a copy of which is available on SEDAR at www.sedar.com, contemplates that the following will take place in connection with the restructuring of the Corporation:

1.

Change in Lending Strategy: The Corporation will discontinue its current real estate lending business and will change its lending strategy to focus instead on natural resource lending. Its business will be primarily directed to bridge and mezzanine lending to precious metal mining, exploration and development companies and oil and gas companies and will include financing base metal mining, exploration and development companies and other resource related businesses.

2.

Management Services Agreement: Pursuant to the Management Services Agreement, SCLP will provide certain management services to the Corporation, including raising capital, managing all public filings and certain other matters. See "Matters Requiring Shareholder Approval — Management Services". In connection with the entering into of the Management Services Agreement, certain directors and officers of the Corporation were expected to enter into consulting or employment contracts with SCLP.

3.

Change of Name: The Corporation will seek the approval of the Shareholders to change its name from "Quest Capital Corp." to "Sprott Resource Lending Corp." or such other similar name as may be agreed to by the Corporation and SCLP. The purpose of the proposed name change is to reflect the change in the Corporation's lending strategy and to capitalize on the goodwill attached to the Sprott name. See "Matters Requiring Shareholder Approval — Name Change".

4.

Election of Directors: Under the Management Services Agreement, SCLP will be granted the right to nominate two directors to the Board (the "SCLP Nominees"). SCLP has determined to initially nominate John Embry and Peter Grosskopf for election to the Board pursuant to such right. SCLP's right to nominate future SCLP Nominees, as well as the right of the SCLP Nominees to serve as directors of the Corporation, shall only remain so long as the Management Services Agreement is in effect. See "Matters Requiring Shareholder Approval — Election of Directors."

5.

Private Placement: Sprott and its affiliates (including certain employees and/or clients of Sprott and its affiliates as SCLP may direct) will make an investment in the Corporation through a private placement of Common Shares up to $25 million (the "Private Placement"). The Private Placement will be subject to any applicable regulatory, stock exchange or other approvals. See "Matters Requiring Shareholder Approval — Private Placement".

6.

Change in Management: Following the execution and delivery by the Corporation of the Management Services Agreement, A. Murray Sinclair and Brian Bayley will resign from their respective positions as Chairman and President and Chief Executive Officer of the Corporation. SCLP will, pursuant to the terms of the Management Services Agreement, provide the Corporation with the services of a Chief Executive Officer, a Chief Financial Officer and a Chief Operating Officer.

Peter Grosskopf will serve as the President and Chief Executive Officer of the Corporation and Jim Grosdanis will serve as Chief Financial Officer of the Corporation. The Corporation will announce the names of the individuals who will serve as the Chief Operating Officer and the Chairman at a later date expected to be in advance of the Meeting. In addition, Sandra Lee and Narinder Nagra will continue to serve as Corporate Secretary and Senior Vice President, Asset Management, respectively, on a temporary basis until appropriate replacements are made.

7.

Dividend and Normal Course Issuer Bid Policy: Following the entering into of the Management Services Agreement, the Board will establish a dividend policy providing for the payment of an annual dividend in a percentage equal to the average 30-year Government of Canada bond interest rate for the relevant year. It is also anticipated that the Board will establish a normal course issuer bid policy pursuant to which the Corporation would seek regulatory approval, from time to time, to enable it to repurchase its Common Shares in the event such shares trade below their book value. These policies will be initiated shortly before the end of December 2010.

The Corporation and SCLP have agreed that SLCLP, an affiliate of SCLP, shall perform all the services and shall be entitled to and bound by all of the rights and obligations of SCLP under the LOI.

The Corporation and SLCLP have also agreed to form the Partnership pursuant to the terms of the Partnership Agreement through which future natural resource loans will be made. The Corporation will initially invest in the Partnership available free cash that is not required to operate its existing real estate lending portfolio. As the Corporation's existing loan portfolio is monetized, the Corporation will invest additional free cash in the Partnership. Loans to be made by the Partnership will be approved by the Board, the Credit Committee of the Partnership and for certain loans, the management of the Corporation. See "Matters Requiring Shareholder Approval — Management Services". The Partnership may elect to acquire or assume certain natural resource loans from SLCLP or its affiliates on terms to be negotiated in good faith between the parties on an arm's length basis.

Finally, the Corporation is commencing, concurrently with the mailing of this Circular, a substantial issuer bid (the "Substantial Issuer Bid") to repurchase up to $60 million in value of its currently issued and outstanding Common Shares from Shareholders. The Substantial Issuer Bid has been structured as a so-called modified "Dutch Auction", which entitles the Corporation to purchase Common Shares at the "Purchase Price" (as such term is defined in the Substantial Issuer Bid Circular). Shareholders should refer to the Substantial Issuer Bid Circular for additional details relating to the Substantial Issuer Bid. The completion of the Substantial Issuer Bid is not conditional upon the approval by the Shareholders of the matters to be considered at the Meeting and the consummation of the matters to be considered at the Meeting is not conditional upon the successful completion of the Substantial Issuer Bid.

MATTERS REQUIRING SHAREHOLDER APPROVAL

1.           Management Services

Subject to and conditional upon the approval of the Management Services Resolution by the Shareholders at the Meeting, SLCLP shall become responsible for managing the affairs and undertaking of the Corporation and the Partnership pursuant to the terms of the Management Services Agreement and the Partnership Agreement, respectively, the materials terms of which are described below.

Management Services Agreement

The Corporation and SLCLP shall enter into the Management Services Agreement pursuant to which SLCLP shall provide certain management services to the Corporation.

Term and Termination

The Management Services Agreement will have an initial term ("Initial Term") of three (3) years and will be automatically renewed from time to time thereafter for additional terms of one (1) year unless terminated by either party pursuant to its terms. The Management Services Agreement will terminate immediately upon SLCLP ceasing to be an affiliate of Sprott, the winding-up, liquidation, dissolution, bankruptcy, or sale of SLCLP's business or all or substantially all of its property and assets, or the commencement of insolvency proceedings against SLCLP which are not stayed by a final order of a court of competent jurisdiction within seventy-five (75) days of service of the said proceeding.

The Corporation may terminate the Management Services Agreement (i) during the Initial Term by giving at least 180 days' prior written notice to SLCLP and making a cash payment upon termination to SLCLP in an amount equal to the product of 0.167% of the Corporation's net asset value as at the end of the quarter immediately preceding the date on which the Corporation gives such notice, multiplied by the number of months remaining in the Initial Term from the end of the notice period, (ii) after the Initial Term by giving at least 90 days' prior written notice to SLCLP, or (iii) at any time if SLCLP has breached any of its material obligations under the Management Services Agreement and such breach has not been cured within thirty (30) days.

SLCLP may terminate the Management Services Agreement (i) within 180 days following the acquisition by a person or group of persons, other than Sprott or any affiliate thereof acting jointly or in concert, of control over more than 50% of the voting securities of the Corporation (a "Change of Control"), by giving at least 90 days' prior written notice to the Corporation, (ii) by SLCLP during the Initial Term by giving at least 90 days' prior notice in the event that SLCLP is removed and replaced as managing partner under the Partnership Agreement for any reason other than for (A) gross negligence or wilful misconduct in its management of the Partnership or (B) default of any of its material obligations under the Partnership Agreement where such default has not been remedied within 90 days or such longer period of time as shall be required and as may be reasonable, having regard to the nature of such default, after SLCLP has been notified in writing of such default by the Corporation under the terms of the Partnership Agreement, or (iii) after the Initial Term by giving at least 90 days' prior written notice to the Corporation. In the event of termination by SLCLP of the Management Services Agreement as described in (ii) above, SLCLP shall be entitled to a cash payment equal to the product of 0.167% of the Corporation's net asset value as at the end of the quarter immediately preceding the date on which SLCLP gives such notice to the Corporation multiplied by the number of months remaining in the Initial Term from the end of the notice period.

In the event that SLCLP terminates the Management Services Agreement within four (4) years from the date that the Management Services Agreement is entered into due to the occurrence of a Change of Control, the Corporation shall pay to SLCLP a termination fee equal to 5% of the net asset value of the Corporation, plus an amount equal to 20% of the amount by which the market capitalization of the Corporation exceeds the net asset value of the Corporation as at the end of the quarter immediately preceding the effective date of termination.

Upon termination of the Management Services Agreement by the Corporation, the Corporation shall forthwith pay to SLCP any amounts unpaid under the Bonus Initial Distribution (as defined below) pursuant to the terms of the Partnership Agreement.

Services Fee

In consideration for the services to be provided by SLCLP to the Corporation pursuant to the Management Services Agreement, the Corporation will pay SLCLP an annual services fee (the "Services Fee") equal to $100,000 per annum payable quarterly in arrears in four equal payments in respect of each calendar quarter. Such Services Fee will be payable by the Corporation on or before the forty-fifth day following the last Business Day in respect of each such calendar quarter. If the Services Fee is payable in respect of a period which is less than a full calendar quarter, the Services Fee payable to SLCLP shall be pro-rated for the number of days that services are actually provided during such calendar quarter.

Compensation for Additional Services

If, upon request of the Board, SLCLP renders services to the Corporation that are outside the scope of services required to be rendered by SLCLP pursuant to the provisions of the Management Services Agreement, such additional services will be compensated for separately and shall be on such terms that are generally no less favourable to the Corporation than those available from arm's length parties (within the meaning of the Income Tax Act (Canada)) for comparable services.

Management and Administrative Services

The primary responsibilities of SLCLP under the Management Services Agreement shall be the following:

(a)	implementing any decision of the Board;

(b)

administering the day-to-day business and affairs of the Corporation, including making decisions relating to the Corporation, preparing all written and printed materials for distribution to shareholders and assisting the Corporation in complying with its registration, filing, reporting and other requirements under applicable securities legislation, and rules, regulations and other requirements of relevant securities regulatory authorities or any similar organization or any government and of any stock exchange to which the Corporation is obligated to report;

(c)

providing or causing to be provided all internal accounting, audit and legal services in respect of the Corporation and other usual and ordinary office facilities, supplies and services necessary or desirable for carrying on the management and administration of the business and affairs of the Corporation;

(d)

providing the services of four qualified individuals, one to serve as a director of the Corporation, one to serve as the President, Chief Executive Officer and a director of the Corporation, one to serve as the Chief Financial Officer of the Corporation and one to serve as the Chief Operating Officer of the Corporation (collectively, the "Nominees");

(e)	providing or causing to be provided services in respect of the Corporation's daily operations;

(f)

taking all necessary administrative actions to distribute securities of the Corporation that the Board has approved for issuance, or causing to be distributed all securities of the Corporation which the Board may decide to issue, during the term of the Management Services Agreement and taking or causing to be taken all such actions as SLCLP reasonably considers necessary or desirable in respect of the sale of securities of the Corporation whether by prospectus or private placement offering;

(g)

subject to the prior approval of the Board (or a committee thereof), authorizing payment on behalf of the Corporation of expenses incurred on behalf of the Corporation and the negotiation of contracts with third party providers of services (including, without limitation, custodians, registrars and transfer agents, legal counsel, auditors, insurance agents and printers);

(h)	keeping and maintaining the books and records of the Corporation and supervising compliance by the Corporation with record-keeping requirements under applicable law and regulatory regimes;

(i)

dealing with the Corporation's banks, insurance companies and custodians, including for the purposes of the maintenance of bank records and the negotiation and securing, subject to the prior approval of the Board, of bank financing or refinancing and insurance policies;

(j)	monitoring relationships with any custodians, registrars and agents, auditors, legal counsel, auditors, insurance agents and other organizations or professionals serving the Corporation;

(k)

from time to time, or when otherwise reasonably requested by the Board, making reports to the Board, the Corporation and/or its Shareholders of SLCLP's performance of the services provided and to be provided to the Corporation pursuant to the Management Services Agreement;

(l)	complying with any policies of the Corporation, which have been approved by the Board (or a committee thereof);

(m)

preparing, or causing to be prepared, accounting, management and other reports, including reports of the Corporation's performance to Shareholders, interim and annual reports to Shareholders and related financial statements;

(n)

providing or causing to be provided all other administrative services and facilities required by the Corporation in relation to its Shareholders including, without limitation, the preparation for and holding of meetings of Shareholders and other services for the provision of information to Shareholders;

(o)	providing such other managerial and administrative services and carry out such other duties as may be reasonably required for the ongoing business and affairs of the Corporation; and

(p)

causing the implementation of the winding down and monetization of the legacy business of the Corporation, on similar terms and on a basis and in a manner similar to that carried out by the Corporation and as directed by the Board prior to the date that the Management Services Agreement is executed.

Expenses

The Corporation shall be required to pay all fees and expenses incurred in connection with the operation and administration of the Corporation's business including, without limitation: (i) fees and expenses payable to the members of the Board and any committee thereof (excluding any fees and expenses payable to the Nominees); (ii) the Services Fees payable to SLCLP; (iii) legal, audit and valuation fees and expenses; (iv) insurance fees; (v) Shareholder reporting costs; (vi) registrar and transfer agency costs; (vii) fees and expenses payable for listings, the maintenance of listings and filings or other requirements of stock exchanges on which any of the securities of the Corporation are listed or quoted; (viii) other administrative expenses and costs incurred in connection with the Corporation's continuous disclosure filing requirements and investor relations; (ix) securities commission participation fees; (x) all taxes (income, capital and sales taxes payable by the Corporation); (xi) brokerage and trading commissions; (xii) costs and expenses relating to the offering and issue of securities of the Corporation; (xiii) costs and expenses of preparing, printing and mailing financial and other reports; (xiv) costs and expenses arising as a result of complying with all applicable securities legislation and other applicable laws, regulations and policies; and (xv) all amounts paid by the Corporation on account of the indebtedness of the Corporation.

Notwithstanding the foregoing, SLCLP shall pay all of the compensation (other than pre-existing compensation arrangements for the remediation of certain real estate loans) of the Nominees for serving as officers and/or directors of the Corporation (the "Nominee Remuneration"). SLCLP shall not be entitled to the reimbursement of any fees and expenses for any services which would be compensated by the Nominee Remuneration.

Liability of SLCLP

The Management Services Agreement provides that SLCLP will not be liable to the Corporation or any Shareholder thereof for any loss or damage suffered by the Corporation or any Shareholder thereof, as the case may be, which arises out of any action or inaction of SLCLP if such course of conduct did not constitute bad faith, gross negligence, wilful misconduct, wilful neglect, default or a material failure to comply with applicable laws, regulations or restrictions and the provisions of the Management Services Agreement and if SLCLP, in good faith, determined that such course of conduct was in the best interests of the Corporation. Similarly, SLCLP will not be responsible for any loss of opportunity whereby the value of any of the property or assets of the Corporation could have been increased, unless such decline is the result of SLCLP's bad faith, gross negligence, wilful misconduct, wilful neglect, default or a material failure to comply with applicable laws, regulations or restrictions and the provisions of the Management Services Agreement or wilful failure to comply with express directions given by resolution of either the Board or the Shareholders. Under the terms of the Management Services Agreement, SLCLP will also not be responsible for any losses or damages to the Corporation arising out of its reliance on any statement, report or opinion prepared by or any advice received from auditors, solicitors, notaries or other professional advisors of the Corporation, provided that such advice was within the area of professional competence of the person from whom it was received and SLCLP acted reasonably in relying on such advice.

Indemnity

Pursuant to the Management Services Agreement, the Corporation shall indemnify and hold harmless SLCLP and its directors, officers, partners, agents and employees from and against any and all expenses, losses, damages, liabilities, demands, charges, costs and claims of any kind in respect of the acts, omissions, transactions, duties, obligations or responsibilities of SLCLP as manager and administrator to the Corporation. The indemnity of the Corporation in favour of SLCLP shall not apply where such expenses, losses, damages, liabilities, demands, charges, costs or claims (i) are caused by acts or omissions of SLCLP done or suffered in breach of its standard of care or through negligence, wilful misconduct, wilful neglect, default or a material failure to comply with applicable laws, regulations or restrictions, resolutions of the directors or the Shareholders of the Corporation, and the provisions set forth in the Management Services Agreement or (ii) relate to or are in respect of taxes that arise in respect of the Management Services Agreement or any of the services or facilities provided thereunder.

Partnership Agreement

The Corporation, Subco and SLCLP shall enter into the Partnership Agreement, thereby creating the Partnership for the purpose of making of bridge and mezzanine loans to precious and base metal mining, exploration and development companies, oil and gas companies and other resource related businesses (the "Partnership Business"). SLCLP will be the managing partner of the Partnership and the Corporation and Subco will be the ordinary partners (collectively, the "Ordinary Partners" and together with the Managing Partner, the "Partners"). The Corporation will initially invest in the Partnership available free cash that is not required to operate its existing real estate lending portfolio. As the Corporation's existing loan portfolio is monetized, the Corporation will invest additional free cash in the Partnership. Loans to be made by the Partnership will be approved by the Board or the Credit Committee of the Partnership and, for certain loans, the management of the Corporation.

Management of the Partnership

The Managing Partner shall have the power and authority to transact the business of the Partnership and to deal with and in the Partnership assets for the use and benefit of the Partnership, including the power and authority to manage and carry on the Partnership Business.

The Managing Partner may be removed as the managing partner of the Partnership at any time by way of a special resolution approved by not less than two-thirds of the votes cast by Ordinary Partners holding Class B Units of the Partnership who vote on the resolution, in person or by proxy, at a meeting of Ordinary Partners (a "Special Resolution of Ordinary Partners").

The Managing Partner shall have the power and authority to make all decisions with respect to the business and affairs of the Partnership and to take such action for and on behalf of the Partnership as it may deem necessary, except as may be limited by any Special Resolution of Ordinary Partners and subject to any direction of the Credit Committee of the Partnership, the Board or any document approved from time to time by the Board which sets forth the terms, credit policies, amounts and limits of delegation of authority to officers and employees of the Corporation or the Managing Partner in respect of and governing the making of loans or offering of credit or other financing transactions of the Partnership (the "Authority Limits").

The Managing Partner's duties shall include, without limitation, but subject to the foregoing limitations, the following:

(a)	executing any and all documents on behalf of the Partnership, including but not limited to, agreements, leases, deeds, mortgages, notes, bonds, assignments, stock powers and other forms of contracts;

(b)

executing and delivering for and on behalf of the Partnership any promissory notes, deeds of trust, mortgages, security agreements, financing statements, assignments of leases, "master leases", "convenience leases", or other similar instruments;

(c)	collecting all rentals and all other income accruing to the Partnership and paying all acquisition and development costs and expenses of operation, whether capital or otherwise;

(d)	preparing, or having prepared, and filing all tax returns for the Partnership and making all appropriate tax elections for the Partnership;

(e)	instituting, prosecuting, defending and settling any legal, arbitration or administrative actions or proceedings on behalf of or against the Partnership;

(f)	maintaining and operating the assets of the Partnership or any part or parts thereof;

(g)

employing, terminating the employment of, supervising and compensating such persons, firms or corporations (including legal counsel and accountants or auditors) for and in connection with the Partnership Business and the acquisition, development, improvement, operation, refinancing, sale, exchange or other disposition of any assets of the Partnership of any interest in any of such assets as the Managing Partner, in its sole discretion, may deem necessary or desirable;

(h)

paying any debts and other obligations of the Partnership, including amounts due under permanent financing of improvements and other loans to the Partnership and costs of operation and maintenance of the assets of the Partnership;

(i)

paying all taxes, assessments, rents and other impositions applicable to the assets of the Partnership and undertaking when appropriate any action or proceeding seeking to reduce such taxes, assessments, rents or other impositions;

(j)

depositing all monies received by the Managing Partner for or on behalf of the Partnership as may be designated by the Managing Partner and disbursing and paying all funds on deposit on behalf of the Partnership in such amounts and at such times as the same are required in connection with the ownership, maintenance and operation of the assets of the Partnership;

(k)

holding the registered title to the assets of the Partnership in its name or the name under which it carries on the Partnership Business, for the use and benefit of and in trust for the Partnership; and

(l)

doing anything (including the investment of Partnership funds) that is in furtherance of or is incidental to the Partnership Business or any obligations of the Managing Partner provided for in the Partnership Agreement.

In addition, the Managing Partner shall, without limitation, perform or cause to be performed the following specific services:

(a)	engaging personnel to provide the overall management, financial and business supervision of the Partnership Business for the Partnership;

(b)	establishing books of account, records and payment procedures;

(c)	providing bookkeeping and other related services to the Partnership;

(d)	making distributions in accordance with the Partnership Agreement;

(e)	receiving all funds paid to the Partnership and making all necessary payments and expenditures required to cause the Partnership to discharge its obligations in accordance with the terms thereof;

(f)	making all reports to the Ordinary Partners as required by the Partnership Agreement or by law; and

(g)	performing all duties imposed by the Partnership Agreement in a prompt and diligent manner.

Without the prior written consent of the Ordinary Partners, the Managing Partner shall not make any loans of Partnership funds, or otherwise provide financing, to any person, firm or entity other than those made as part of the Partnership Business and as approved by the Ordinary Partners, the Credit Committee of the Partnership or the Board, or otherwise as contemplated under the Authority Limits. The Managing Partner shall only have the right or power to make such loans of Partnership funds, or otherwise provide financing, to any person, firm or entity as have been approved by a Special Resolution of Ordinary Partners, the Credit Committee or the Board or, otherwise as contemplated under the Authority Limits and such approval has been communicated in writing to the Managing Partner.

The Managing Partner shall also have the power to borrow money for and on behalf of the Partnership for operating purposes, upon such terms and conditions as it may deem necessary or appropriate, and in order to secure any such loans to the Partnership for Partnership purposes, to convey, mortgage, pledge and hypothecate, for and on behalf on the Partnership all or any part of the Partnership's assets. In connection therewith, the Managing Partner shall have the power to execute and deliver for and on behalf of the Partnership any promissory notes, deeds of trust, mortgages, security agreements, financing statements, or other instruments required or advisable in connection with any such loans, conveyances, pledges or hypothecations. Such borrowing power shall be subject to a Special Resolution of Ordinary Partners and subject to the Authority Limits and any direction by the Credit Committee of the Partnership or the Board.

The Partnership shall pay the Managing Partner, on a quarterly basis, an amount equal to all costs actually incurred by the Managing Partner in the performance of its duties under the Partnership Agreement during such fiscal quarter, including, without limitation, all reasonable costs directly incurred for the benefit of the Partnership, reasonable consulting, legal, accounting and other professional fees and such portion of the reasonable indirect and general office and administrative costs, including employee salaries, benefits and termination costs of the Managing Partner as are fairly allocable to the duties rendered by the Managing Partner under the Partnership Agreement.

Term of Partnership

The Partnership shall continue until the earliest of (i) the passing of a Special Resolution of Ordinary Partners to dissolve the Partnership with the consent of the Managing Partner, unless the Managing Partner shall have been removed as managing partner of the Partnership, (ii) the disposition of all or substantially all of the assets of the Partnership, (iii) the date on which one Partner holds all of the Units (as defined below) and (iv) the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

Partnership Units

The Partnership shall be authorized to issue 100 Class A Units and an unlimited number of Class B Units (collectively, the "Units"). Each issued and outstanding Unit of a class shall be equal to each other Unit of such class with respect to all matters, including the right to receive distributions from the Partnership. Each holder of Class B Units will be entitled to one vote for each Class B Unit owned by it in respect of all matters to be voted upon by the Ordinary Partners. Holders of Class A Units will not be entitled to any voting rights. Except in limited circumstances, Class A Units are not transferable by the Managing Partner without the prior approval by a Special Resolution of the Ordinary Partners which shall not be unreasonably withheld provided that such Class A Units are transferred to an affiliate of Sprott. Class B Units are not transferable by an Ordinary Partner without the prior written consent of the Managing Partner, which shall not be unreasonably withheld.

Partnership Capital

The Managing Partner shall subscribe for and purchase Class A Units and the Ordinary Partners shall subscribe for and purchase Class B Units.

The Managing Partner may, at its sole discretion, determine when capital shall be returned to the Ordinary Partners. If the Ordinary Partners receive any return of capital, it shall be liable to the Partnership for any sum (not in excess of such amount of capital returned) necessary to discharge debts and liabilities of the Partnership to creditors who extended credit or whose claims otherwise arose prior to such return of capital.

Liability and Indemnification

Subject to the liability of the Managing Partner to the Partnership for any breach of certain of its representations, warranties and covenants made in the Partnership Agreement, the Managing Partner shall not be liable to the Partnership or any Ordinary Partner for any loss or damage suffered by the Partnership or any Ordinary Partner arising out of any action or inaction of the Managing Partner if such course of conduct did not constitute bad faith, gross negligence, wilful misconduct, wilful neglect, default or a material failure to comply with applicable laws, regulations or restrictions and the provisions set forth in the Partnership Agreement, and if the Managing Partner, in good faith, determined that such course of conduct was in the best interests of the Partnership.

The Managing Partner shall not be responsible for any loss of opportunity whereby the value of any of the property or assets of the Partnership could have been increased nor shall it be responsible for any decline in value of the property or assets of the Partnership unless such decline is the result of the Managing Partner's bad faith, gross negligence, wilful misconduct, wilful neglect, default or a material failure to comply with applicable laws, regulations or restrictions and the provisions set forth in the Partnership Agreement or wilful failure to comply with express directions given by the Board, the Credit Committee of the Partnership or by resolution of the Ordinary Partners or with the Authority Limits.

The Managing Partner may rely and act upon any statement, report or opinion prepared by or any advice received from auditors, solicitors, notaries or other professional advisors of the Partnership and shall not be responsible or held liable for any loss or damage resulting from relying or acting thereon if the advice was within the area of professional competence of the person from whom it was received and the Managing Partner acted reasonably in relying thereon.

The Ordinary Partners shall not be liable or accountable, in damages or otherwise, to the Partnership, except as expressly provided for by applicable law.

The Managing Partner shall indemnify and hold harmless the Partnership from any costs, damages, liabilities or expenses suffered or incurred by the Partnership as a result of or arising out of any act, omission or error in judgment as a result of which the Managing Partner is adjudged to be in contravention or breach of any term of the Partnership Agreement.

Distributions to Partners

The Managing Partner shall distribute to the Partners the following amounts:

(a)	on an annual basis, distribute to the Managing Partner out of the net profits of the Partnership for the fiscal year an amount equal to the lower of the following two amounts:

	(i)	the product of:

(y) 2% of the average net asset values of the Partnership for each quarter of the Partnership for such fiscal year (the "Average Annual Net Asset Value of the Partnership"); and

(z) an amount equal to the quotient of the number of days in such fiscal year divided by 365 or 366 in the case of a leap year,

less the total compensation paid directly by the Partnership to the Nominees (the "Executive Compensation") for such fiscal year, if any (the "Management Profit Interest"); and

	(ii)	the net profits of the Partnership for such fiscal year, if any,

less such amount of the net profits of the Partnership for the year that is considered necessary by the Managing Partner to meet anticipated future operating deficiencies and anticipated future expenses or liabilities of the Partnership (the "Initial Distribution").

In the event that the Initial Distribution in a particular fiscal year is less than the Management Profit Interest for such fiscal year, then the difference (the "Bonus Initial Distribution") shall be carried forward and distributed to the Managing Partner during subsequent fiscal year(s), if any, when the amount of the net profits of the Partnership for such fiscal year(s) exceeds the Management Profit Interest for such fiscal year(s);

(b)	on an annual basis, distribute to the Managing Partner out of the net profits of the Partnership for the fiscal year an amount equal to 20% of the difference between the following two amounts:

(i)

the net profits of the Partnership for such fiscal year, less (A) the amount paid to the Managing Partner in respect of such fiscal year and (B) the costs incurred by the Corporation in carrying out its public company business (the "Adjusted Net Profits of the Partnership"); and

(ii)

the "Annual Hurdle" for such fiscal year, which shall be an amount equal to the product of the Average Annual Net Asset Value of the Partnership for such fiscal year multiplied by the average yield of the Canadian 30-Year Generic Bond Index (Bloomberg Ticker: GCAN30YR Index) or such successor index, or Canadian federal or provincial government bond having a term of approximately 30 years, as may be agreed to in writing by the Partners from time to time (the "Second Distribution").

If in any fiscal year no Second Distribution is payable to the Managing Partner, then before a Second Distribution is payable in a subsequent fiscal year, the Adjusted Net Profits of the Partnership for such fiscal year(s) in which no Second Distribution was payable, must exceed the Annual Hurdle for that subsequent fiscal year, together with the Annual Hurdle(s) for the fiscal year(s) in which no Second Distribution was payable, and then the Second Distribution shall be equal to 20% of the difference; and

(c)

on an annual basis, distribute to the Ordinary Partners out of the net profits of the Partnership for the fiscal year an amount equal to the net profits of the Partnership for such fiscal year less the sum of the following amounts:

	(i)	the Initial Distribution, if any, distributed in respect of such fiscal year;

	(ii)	the Bonus Initial Distribution, if any, distributed in such financial year; and

	(iii)	the Second Distribution, if any, distributed in respect of such fiscal year.

Such distributions shall be made within five (5) Business Days following the completion of the audited financial statements of the Partnership for the relevant fiscal year of the Partnership to which the distribution related, except that if the Partnership does not have sufficient cash on hand in the opinion of the Managing Partner considered necessary to meet anticipated future operating deficiencies and future expenses and liabilities, the Managing Partner shall distribute only such cash on hand that is available for distribution and the Partnership shall be indebted to the Managing Partner or Ordinary Partner, as the case may be, in an amount equal to the unpaid portion of such distribution and shall repay such indebtedness as cash becomes available to it for distribution.

Default

The Ordinary Partners shall be in default under the Partnership Agreement for any of the following acts or omissions:

(a)	attempted dissolution of the Partnership by an Ordinary Partner, unless not otherwise inconsistent with the provisions contained in the Partnership Agreement;

(b)	the commencement of proceedings in bankruptcy or reorganization under any bankruptcy or insolvency laws against or by an Ordinary Partner, which shall not have been vacated within sixty (60) days;

(c)	an Ordinary Partner making any assignment for the benefit of creditors or confessing judgment against its Partnership interest;

(d)	an Ordinary Partner's failure to perform any material obligation or act required under the Partnership Agreement, which shall be necessary for carrying out the purposes of the Partnership; and

(e)	an Ordinary Partner's material violation or breach of any of the terms or provisions of the Partnership Agreement.

Liquidation and Dissolution of the Partnership

Upon liquidation of the Partnership, the proceeds from liquidation, including repayment of any debts of the Ordinary Partners to the Partnership, shall be applied in the order of priority as follows:

(a)	to payment of the expenses of liquidation of the Partnership;

(b)	to payment of debts of the Partnership;

(c)	to the establishment of any reserves reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership; and

(d)	the balance, if any, shall be divided among the Ordinary Partners and the Managing Partner as to 0.00001% to the Managing Partner and as to 99.99999% to the Ordinary Partners.

Approval Sought

The Shareholders will be asked at the Meeting to consider, and, if thought appropriate, to pass, with or without variation, an ordinary resolution (the "Management Services Resolution") in the form set out in Schedule "A" to this Circular. The passing of the Management Services Resolution by the Shareholders and its effect shall be subject to and conditional upon the passing at the Meeting and approval by the Shareholders of the Name Change Resolution, the Board Size Resolution, the Board Election Resolution and the Private Placement Resolution. Although the Board is not legally required to seek Shareholder approval to authorize the execution and delivery of the Management Services Agreement and the Partnership Agreement, the Board is of the view that the delegation of certain management functions to the Managing Partner, in the context of the restructuring of the business of the Corporation, should be placed before Shareholders for their consideration and approval. In the event that the Management Services Resolution, the Name Change Resolution, the Board Size Resolution, the Board Election Resolution and the Private Placement Resolution are not passed at the Meeting, the Corporation will not enter into either of the Management Services Agreement or the Partnership Agreement.

The Board recommends that Shareholders vote FOR the Management Services Resolution. In order to be passed, the Management Services Resolution must be approved by the affirmative votes of a majority of the votes cast in respect thereof at the Meeting, excluding those votes attached to Common Shares held, directly or indirectly, by Sprott or SLCLP (and their associates and affiliates).

Unless otherwise instructed, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such proxies in favour of the Management Services Resolution.

2.           Name Change

Background to Name Change

If the Shareholders at the Meeting pass the Management Services Resolution approving the execution and delivery by the Corporation of the Management Services Agreement and the Partnership Agreement, the Corporation intends to change its name to "Sprott Resource Lending Corp." or such other name that the Board, in its sole discretion, determines appropriate. The Board and management believe that the name change will (i) more clearly reflect the Corporation's shift in lending strategy from real estate lending to natural resource lending and (ii) capitalize on the goodwill associated with the Sprott name.

The Corporation has obtained conditional approval from the TSX for the change of name and will seek final approval from the TSX for the change of name after the Meeting. In addition, the Corporation has reserved the ticker symbol "SIL" with the TSX, which shall replace the Corporation's current ticker symbol of "QC" following the name change. Following the name change, the Corporation will also seek to change its ticker symbol on the NYSE Amex from "QCC" to a symbol that more accurately reflects its new name.

Also, following the name change, share certificates of Quest Capital Corp. will remain valid and the Shareholders will not be required to surrender and exchange their share certificates of Quest Capital Corp. for share certificates with the new name of the Corporation. The change in name of the Corporation will become effective upon the execution and filing by the Corporation of articles of amendment providing for such name change and the obtaining of a certificate of amendment. The name change will not, by itself, affect any of the rights of the Shareholders.

Approval Sought

The Shareholders will be asked at the Meeting to consider, and, if thought appropriate, to pass, with or without variation, a special resolution (the "Name Change Resolution") in the form set out in Schedule "B" to this Circular. The passing of the Name Change Resolution by the Shareholders and its effect shall be subject to and conditional upon the passing at the Meeting and approval by the Shareholders of the Management Services Resolution, the Board Size Resolution, the Board Election Resolution and the Private Placement Resolution.

The Board recommends that Shareholders vote FOR the Name Change Resolution. In order to be passed, the Name Change Resolution must be approved by the affirmative votes of at least two-thirds of the votes cast in respect thereof at the Meeting, excluding those votes attached to Common Shares held, directly or indirectly, by Sprott or SLCLP (and their associates and affiliates). Unless otherwise instructed, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such proxies in favour of the Name Change Resolution.

3.           Increase in Board Size

The Corporation's articles currently provide for a minimum of three (3) and a maximum of ten (10) directors. At the annual general meeting of the Shareholders held on May 18, 2010, the number of directors was fixed at eight (8) and the following persons were elected as directors of the Corporation: Robert G. Atkinson, Brian E. Bayley, W. David Black, Frank Mayer, Dale C. Peniuk, Stewart J.L. Robertson, A. Murray Sinclair and Walter M. Traub.

Pursuant to the terms of the LOI and the proposed Management Services Agreement, SLCLP has nominated Messrs. John Embry and Peter Grosskopf for election to the Board. In addition, Mr. Murray John has been nominated for election to the Board. See "Matters Requiring Shareholder Approval — Election of Additional Directors". In order for Shareholders to consider, and if thought appropriate, elect Messrs. Embry, Grosskopf and John to the Board pursuant to the Board Election Resolution, the Corporation's articles must be amended to increase the maximum number of directors of the Corporation from ten (10) to eleven (11). The Board has approved an increase in the size of the Board of Directors to eleven (11) directors conditional upon the approval by the Shareholders of this increase in the maximum number of directors of the Corporation.

Approval Sought

The Shareholders will be asked at the Meeting to consider, and, if thought appropriate, to pass, with or without variation, a special resolution (the "Board Size Resolution") in the form set out in Schedule "C" to this Circular. The passing of the Board Size Resolution by the Shareholders and its effect shall be subject to and conditional upon the passing at the Meeting and approval by the Shareholders of the Management Services Resolution, the Name Change Resolution, the Board Election Resolution and the Private Placement Resolution.

The Board recommends that Shareholders vote FOR the Board Size Resolution. In order to be passed, the Board Size Resolution must be approved by the affirmative votes of at least two-thirds of the votes cast in respect thereof at the Meeting. Unless otherwise instructed, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such proxies in favour of the Board Size Resolution.

4.           Election of Additional Directors

The LOI and the proposed Management Services Agreement provide SLCLP with the right to nominate two directors (the "SLCLP Nominees") for election to the Board so long as the Management Services Agreement is in effect. The SLCLP Nominees who have been nominated for election to the Board as new directors are Mr. John Embry and Mr. Peter Grosskopf. The SLCLP Nominees will not receive any remuneration in consideration for their service as directors of the Corporation.

Mr. Murray John has also been nominated to the Board. Following the announcement of the LOI, the Corporation was approached by a significant Shareholder who sought Board representation. Given Mr. John's established track record in the resource-focused financial services sector, his experience working as a mining engineer, securities analyst, investment banker, and portfolio manager, and his experience serving as a director of a number of TSX-listed resource issuers, the Board believes that Mr. John's nomination to the Board would be appropriate and welcome given the Corporation's change in lending focus.

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee (the "Director Nominee") at a Shareholders' meeting represent less than a majority of the shares voted and withheld, the Director Nominee will submit his resignation promptly after the Meeting, for the Corporate Governance Committee's consideration. The Corporate Governance Committee will make a recommendation to the Board after reviewing this matter, and the Board's decision to accept or reject the resignation offer will be disclosed to the public. The Director Nominee will not participate in any Corporate Governance Committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested elections.

The election of Messrs. John Embry, Peter Grosskopf and Murray John to the Board will be conditional on Shareholders approving the Management Services Resolution, the Name Change Resolution, the Board Size Resolution and the Private Placement Resolution.

The following table sets forth certain information with respect to the three (3) persons proposed to be nominated for election as additional directors at the Meeting. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting or should any of the nominees withdraw their candidacy at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Name and Jurisdiction of Residence	Positions Held with the Corporation	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(1)
John Embry Ontario, Canada	Proposed Director	Chief Investment Strategist of Sprott Asset Management LP, an investment management company, since March 2003.	N/A	Nil
Peter Grosskopf Ontario, Canada	Proposed Director	Chief Executive Officer of Sprott Inc., an asset management company.(2)	N/A	Nil
Murray John Ontario, Canada	Proposed Director	President and Chief Executive Officer of Dundee Resources Limited, a private entity that undertakes the resource investments of Dundee Corporation since September 2004 and Vice President and Portfolio Manager with Ned Goodman Investment Counsel since November 2009.	N/A	100,000 Common Shares

Notes:

(1)

The number of Common Shares indicated as being beneficially owned, controlled or directed, directly or indirectly, is based solely upon information furnished to the Corporation by the individual proposed for election as director as at the date of this Circular.

(2)

On July 13, 2010, Mr. Grosskopf announced his resignation as President and Managing Director of investment banking at Cormark Securities Inc. and agreed to join Sprott as Chief Executive Officer and as a member of Sprott's board of directors, effective September 7, 2010.

The following table sets forth certain information with respect to each of the eight (8) other persons whose term of office as a director will continue after the Meeting.

Name and Jurisdiction of Residence	Positions Held with the Corporation	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(5)
Robert G. Atkinson(2)(3) British Columbia, Canada	Director	Vice-Chairman of Spur Ventures Inc., plant nutrient manufacturer and marketer, since 1996.	Since 2003	425,000 Common Shares directly 25,000 Common Shares indirectly 150,000 Common Shares under ption
Brian E. Bayley(6) British Columbia, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Quest Capital Corp. since May, 2009; Previously Co-Chair (January 2008 to May 2009), President (June 2003 to January 1, 2008) and Chief Executive Officer (June 2003 to March 17, 2008) of Quest Capital Corp.	Since 2003	3,050,219 Common Shares directly 122,569 Common Shares indirectly 1,000,000 Common Shares under option
W. David Black(1)(2) British Columbia, Canada	Lead Director	Retired since January 1, 2004; Partner of DuMoulin Black LLP, a law firm, from 1968 to 2003.	Since 1984	65,150 Common Shares directly 35,266 Common Shares indirectly 150,000 Common Shares under ption
Frank Mayer(1)(2) Ontario, Canada	Director	Since 2007, Chairman of Vision Capital Corporation, a private company. From 2003 to 2007, Vice-Chairman of Desjardins Securities Corporation, an investment firm.	Since 2008	10,000 Common Shares directly 1,030,200 Common Shares indirectly 200,000 Common Shares under option
Dale C. Peniuk(1)(4) British Columbia, Canada	Director	Chartered Accountant and corporate director; Formerly Assurance Partner of KPMG LLP, an accounting firm, from 1996 to 2006.	Since 2007	20,000 Common Shares directly 250,000 Common Shares under option

Name and Jurisdiction of Residence	Positions Held with the Corporation	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(5)
Stewart J.L. Robertson(3)(4) British Columbia, Canada	Director	President of the Crerar Group of Companies, a group of private companies primarily involved in the acquisition and development of commercial real estate in Canada and the United States.	Since 2009	100,000 Common Shares indirectly 150,000 Common Shares under option
A. Murray Sinclair(6) British Columbia, Canada	Chair and Director	Chair of Quest Capital Corp. since May, 2009; Previously Co-Chair of Quest Capital Corp. from January 2008 to May 2009 and Managing Director of Quest Capital Corp. from 2003 to December 31, 2007.	Since 2002	7,002,430 Common Shares directly 13,066,167 Common Shares indirectly 1,000,000 Common Shares under option
Walter M. Traub(3)(4) Ontario, Canada	Director	Partner of Goldman, Sloan, Nash and Haber LLP, a law firm, since 2007; Previously Partner of Traub Moldaver, a law firm from 1977 to 2007.	Since 2007	50,000 Common Shares directly 50,000 Common Shares indirectly 250,000 Common Shares under option

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Credit Committee.
(5)

The number of Common Shares indicated as being beneficially owned, directly or indirectly, or controlled or directed is based solely upon information furnished to the Corporation by the individual directors as at the date of this Circular.

(6)

Upon the Corporation entering into the Management Services Agreement, Brian E. Bayley and A. Murray Sinclair will resign as President and Chief Executive Officer and Chairman, respectively, but will remain as directors of the Corporation.

All directors shall continue to hold office until the next annual general meeting of the Corporation or until their successors are otherwise elected or appointed.

As at the date of this Circular, the directors and executive officers as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 25,192,001 Common Shares representing approximately 18.05% of the issued and outstanding Common Shares.

Except as otherwise disclosed in this Circular, to the knowledge of the Corporation, no proposed director:

(a)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

(b)

is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the paragraphs above, order means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Approval Sought

The Shareholders will be asked at the Meeting to consider, and, if thought appropriate, to pass, with or without variation, an ordinary resolution (the "Board Election Resolution") in the form set out in Schedule "D" to this Circular. The passing of the Board Election Resolution by the Shareholders and its effect shall be subject to and conditional upon the passing at the Meeting and approval by the Shareholders of the Management Services Resolution, the Name Change Resolution, the Board Size Resolution and the Private Placement Resolution.

The Board recommends that Shareholders vote FOR the Board Election Resolution. In order to be passed, the Board Election Resolution must be approved by the affirmative votes of a majority of the votes cast in respect thereof at the Meeting, excluding those votes attached to Common Shares held, directly or indirectly, by Sprott or SLCLP (and their associates and affiliates) or any of the individuals nominated for election as directors. Unless otherwise instructed, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such proxies in favour of the Board Election Resolution.

5.           Private Placement

Background to the Private Placement

As soon as practicable following the expiration date of the Substantial Issuer Bid, the Corporation intends to complete the Private Placement by offering up to $25,000,000 of Common Shares, at a purchase price per Common Share of the lower of $1.60 and the Purchase Price, to Sprott, as well as Sprott's affiliates and certain other of their employees and clients. The maximum number of Common Shares issuable pursuant to the Private Placement is 18,518,518, which represents approximately: (a) 13.27% of the number of the current issued and outstanding Common Shares; and (b) 19.48% of the number of the Common Shares that would be outstanding assuming the purchase by the Corporation of the maximum number of Common Shares permitted pursuant to the Substantial Issuer Bid and before taking into consideration any additional Common Shares that may be issued pursuant to the Private Placement. The Private Placement is to be carried out to more closely align the interests of Sprott, SLCLP and the Corporation given SLCLP's commitment to manage the affairs of the Corporation pursuant to the Management Services Agreement and the Partnership Agreement, and work with the Corporation to change its lending strategy from real estate lending to natural resource lending.

Terms of the Private Placement

The Corporation intends to issue up to $25,000,000 of Common Shares to Sprott, its affiliates and certain of their employees and clients. The price per Common Share offered through the Private Placement shall be the lower of $1.60 and the Purchase Price. Each of the investors will be required to deliver to the Corporation the purchase price for the Common Shares so purchased and an executed subscription agreement by no later than September 7, 2010. Deposit of the funds by the investors will be irrevocable unless the Private Placement has not closed by September 30, 2010 in which case such funds will be returned to the investors without interest or deduction. The proceeds raised from the Private Placement will be used to fund the Corporation's resource lending activities and for general corporate purposes.

The Private Placement will close upon the satisfaction or waiver of all conditions of the Substantial Issuer Bid and as soon as practicable following the expiry of the Substantial Issuer Bid, and the calculation by or on behalf of the Corporation of the Purchase Price and the taking up of and payment for Common Shares thereunder, anticipated to occur on or about September 7, 2010, but shall in no event close later than September 30, 2010. Closing of the Private Placement is conditional upon, among other things, receipt of any applicable regulatory, stock exchange or other applicable approvals, including the approval of the TSX, the NYSE Amex and the approval of the Corporation's Shareholders. See Schedule "E" — Private Placement Term Sheet for additional details concerning the Private Placement. The Corporation has received conditional approval for the Private Placement from the TSX.

While the TSX had granted price protection for the Common Shares to be issued under the Private Placement on June 16, 2010 at a price of $1.47 per Common Share, which represents the volume weighted average trading price of the Common Shares for the four (4) trading days following the announcement by the Corporation of the Private Placement on June 10, 2010 and other matters contemplated by this Circular, such price protection expired at the close of business on July 9, 2010. Given that the Private Placement is expected to close during the course of the month of September, 2010 and it is not possible for the Corporation to obtain a price reservation from the TSX that would be effective until such time, the Corporation is seeking approval of the Shareholders to undertake the Private Placement on the terms described in this Circular. The price per Common Share under the Private Placement will be the lower of $1.60 and the Purchase Price, which, based on the terms of the Substantial Issuer Bid, may be as low as $1.35 per Common Share. Based on allowable discounts provided for under the rules and policies of the TSX, the Corporation would have been permitted to offer the Common Shares, without seeking Shareholder approval, for $1.18 per Common Share, based on an allowable discount of 20% to the price of $1.47 on which price protection was obtained.

Participation in the Private Placement will be restricted to Sprott and its affiliates (including certain employees and/or clients of Sprott and its affiliates as Sprott may direct). Following the Private Placement and assuming that Sprott would acquire ownership and/or control over the maximum number of Common Shares issuable pursuant to the Private Placement, Sprott could potentially hold approximately: (a) 11.72% of the number of the current issued and outstanding Common Shares; and (b) 16.30% of the number of the Common Shares that would be outstanding assuming the purchase by the Corporation of the maximum number of Common Shares permitted pursuant to the Substantial Issuer Bid and accounting for the issuance of an additional 18,518,518 Common Shares pursuant to the Private Placement.

Any sales of Common Shares by Sprott or any affiliate of Sprott to its clients may be subject to a commission to be agreed upon between the Corporation and SLCLP, which commission shall be payable by the Corporation.

To the knowledge of the directors and officers of the Corporation, following completion of the Private Placement, no person or company will be a "control person" as such term is defined in section 1.1 of the Securities Act (Ontario).

Subject to the approval of the Private Placement Resolution by the Shareholders, the price per Common Share under the Private Placement as described above shall only be effective until on or about November 21, 2010, which is 135 days following the expiry of the price protection previously granted by the TSX.

Approval Sought

The Shareholders will be asked at the Meeting to consider, and, if thought appropriate, to pass, with or without variation, an ordinary resolution (the "Private Placement Resolution") in the form set out in Schedule "F" to this Circular. The passing of the Private Placement Resolution by the Shareholders and its effect shall be subject to and conditional upon the passing at the Meeting and approval by the Shareholders of the Management Services Resolution, the Name Change Resolution, the Board Size Resolution and Board Election Resolution.

The Board recommends that Shareholders vote FOR the Private Placement Resolution. In order to be passed, the Private Placement Resolution must be approved by the affirmative votes of a majority of the votes cast in respect thereof at the Meeting, excluding those votes attached to Common Shares held, directly or indirectly, by Sprott or SLCLP (and their associates and affiliates). Unless otherwise instructed, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such proxies in favour of the Private Placement Resolution.

6.           Stock Option Plan

Summary of the Stock Option Plan

The following is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which is attached as Schedule "G" to this Circular.

The Stock Option Plan is administered by the Compensation Committee. The Stock Option Plan was instituted to attract and retain directors, senior officers, employees and consultants of the Corporation and motivate them to advance the interests of the Corporation by affording them the opportunity to acquire an equity interest in the Corporation. Stock option grants are considered when reviewing executive officer compensation packages as a whole.

The Stock Option Plan is a "rolling" plan, which means that the number of options which may be granted pursuant to the Stock Option Plan will increase as the number of issued and outstanding Common Shares of the Corporation increases, including increases in issued Common Shares resulting from the exercise of stock options. The Stock Option Plan provides that the maximum number Common Shares which may be issued pursuant to stock options granted under the Stock Option Plan, when combined with any other share compensation arrangements of the Corporation, may not exceed ten percent (10%) of the number of Common Shares issued and outstanding on a non-diluted basis. The number of Common Shares reserved for issuance to any one person pursuant to options granted under the Stock Option Plan may not exceed 5% of the outstanding Common Shares at the time of granting of the options.

Participation by the Corporation's insiders under the Stock Option Plan is limited such that at no time may the Stock Option Plan, together with all of the Corporation's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, result in:

(i)	the number of Common Shares reserved for issuance pursuant to stock options granted to insiders of the Corporation exceeding 10% of the issued and outstanding Common Shares on a non-diluted basis;

(ii)	insiders of the Corporation, within a one year period, being issued that number of Common Shares exceeding 10% of issued and outstanding Common Shares on a non-diluted basis; or

(iii)

any one insider of the Corporation and such insider's associates, within a one year period, being issued that number of Common Shares exceeding 5% of the issued and outstanding Common Shares on a non-diluted basis.

Options may be granted from time to time at an exercise price which is not less than the purchase price of the last recorded sale of a board lot of Common Shares that took place on the TSX during the trading day immediately preceding the date of granting the option or, if there was no such sale, the average of the bid and ask prices on the TSX for Common Shares during the three (3) trading days immediately preceding the date of granting the option. The Board shall specify the terms on which each option shall vest and shall set an expiry date for each option, not to exceed ten (10) years from the date that the option is granted. If the expiry date of any option granted under the Stock Option Plan falls within a blackout period preventing the optionee from exercising such option or within the period of nine (9) Business Days following the expiration of a blackout period, the expiry date of such option shall be automatically extended, without the requirement for any further act or formality, to that date which is the tenth Business Day after the end of the applicable blackout period, such tenth Business Day to be considered the expiration of the term of such option for all purposes under the Stock Option Plan. The foregoing blackout expiration term is available only when a blackout period is self-imposed by the Corporation (it will not apply to the Corporation or its insiders being the subject of a cease trade order) and the blackout expiration term will be available to all eligible participants under the Stock Option Plan, on the terms and conditions set out in the Stock Option Plan.

The options are not be assignable or transferable by the optionee except by will or pursuant to the laws of succession. If an eligible participant ceases to be engaged by the Corporation for any reason other than death, such participant shall have the right to exercise any option not exercised prior to such termination within a period of ninety (90) calendar days after the date of termination (or such longer period as may be approved by the Board and, if required, the TSX) provided that if the termination is for just cause the right to exercise the option shall terminate on the date of termination unless otherwise determined by the Board. If a participant dies prior to the expiry of his or her option, his or her legal representatives may, within the lesser of one year from the date of the optionee's death and the expiry date of the option, exercise that portion of an option granted to the optionee under the Stock Option Plan which remains outstanding.

The Board may from time to time amend the Stock Option Plan, without obtaining the consent of Shareholders, to:

(i)	correct or clarify any typographical errors or inconsistencies, or to add clarifying statements for any drafting errors or ambiguities of an option or the Stock Option Plan;

(ii)	change the vesting provisions of an option or the Stock Option Plan;

(iii)	change the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date of the option or the Stock Option Plan;

(iv)

change the termination provisions of an option or the Stock Option Plan which does entail an extension beyond the original expiry date of the option or the Stock Option Plan for an optionee who is not an insider;

(v)	reduce the exercise price of an option for an optionee who is not an insider;

(vi)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under the Stock Option Plan; and

(vii)	make any other amendments of a non-material nature which are approved by the TSX.

The Corporation's current policy with respect to vesting of options is that options granted shall vest equally on a quarterly basis over a period of three years.

Consistent with the Corporation's policy of awarding stock options to new directors, if Shareholders approve the Management Services Resolution, the Name Change Resolution, the Board Size Resolution, the Board Election Resolution and the Private Placement Resolution at the Meeting, Messrs. John Embry and Murray John will each be entitled to receive a grant of 150,000 stock options. The Corporation also has a policy in place to grant 50,000 stock options to each independent director who is re-elected at an annual meeting of the Corporation. Because this award was not made following the Corporation's annual general meeting held on May 18, 2010, each of Robert G. Atkinson, W. David Black, Frank Mayer, Dale C. Peniuk, Stewart J.L. Robertson and Walter M. Traub will receive a grant of 50,000 stock options following the Meeting.

As at the end of the Corporation's most recent financial year, the aggregate number of Common Shares which were reserved for issuance under the Stock Option Plan was 15,134,273 (representing 10% of the Corporation's outstanding Common Shares at December 31, 2009). As at the date of this Circular, 6,664,166 options have been issued under the Stock Option Plan (representing 4.78% of the Corporation's outstanding Common Shares). A further 7,288,827 Common Shares are issuable under outstanding options (representing 5.22% of the Corporation's outstanding Common Shares).

The Stock Option Plan and the rules of the TSX require that Shareholders of the Corporation re-approve the Stock Option Plan every three (3) years. The Stock Option Plan was last approved by the Shareholders on June 1, 2005. While amendments to the Stock Option Plan were subsequently approved by the Shareholders in 2007, the TSX has advised the Corporation that such approval did not constitute a re-approval of the Stock Option Plan. Accordingly, Shareholders of the Corporation will be asked at the Meeting to ratify and approve the Stock Option Plan.

The Board of Directors considered and approved four grants of options subsequent to June 1, 2008: (a) a grant of an aggregate of 250,000 options to insiders on May 21, 2009, exercisable at $1.05 per Common Share, (b) a grant of an aggregate of 150,000 options to an insider on December 8, 2009, exercisable at $1.16 per Common Share, (c) a grant of an aggregate of 4,150,000 options on January 21, 2010, exercisable at $1.35 per Common Share (of which 3,150,00 options were granted to insiders and 1,000,000 options were granted to non-insiders); and (d) a grant of an aggregate of 75,000 options to a non-insider on February 18, 2010, exercisable at $1.35 per Common Share. Shareholders of the Corporation will be asked at the Meeting to ratify and approve all grants of options as noted above subsequent to June 1, 2008.

Approval Sought

The Shareholders will be asked at the Meeting to consider, and, if thought appropriate, to pass, with or without variation, an ordinary resolution (the "Stock Option Plan Resolution") in the form set out in Schedule "H" to this Circular. If Shareholders do not pass the Stock Option Plan Resolution at the Meeting, all options outstanding as at June 1, 2008 will remain outstanding, unaffected, and can continue to be exercised in accordance with their terms, but any options granted after June 1, 2008 will be cancelled or cannot be exercised until Shareholder approval is obtained. The Corporation will also not have the ability to grant any further options in the future without further Shareholder approval and any options that are cancelled, expire or otherwise terminate unexercised will not be available for future grants.

The Board recommends that Shareholders vote FOR the Stock Option Plan Resolution. In order to be passed, the Stock Option Plan Resolution must be approved by the affirmative votes of a majority of Shareholders cast in respect thereof at the Meeting. Unless otherwise instructed, the persons designated as proxyholders in the accompanying form of proxy will vote the Common Shares represented by such proxies in favour of the Stock Option Plan Resolution.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Policy

The general compensation policy of the Corporation for executive officers is to provide an annual level of compensation and bonus pool participation that is competitive with executive officers of comparable companies within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Corporation to be successful.

The Corporation also provides long-term incentive compensation which aligns the interests of the executives with those of Shareholders and provides long-term incentives to executives whose actions have a direct and identifiable impact on the financial performance of the Corporation and who have substantial responsibility for the development and implementation of long-range strategy. In establishing executive compensation levels, the Corporation has used cash compensation and short-term incentives, as determined annually on the recommendation of the Compensation Committee. It is recognized that, while the current scheme of compensation appropriately and adequately remunerates management for their current achievements of financial and operating results, for competitive reasons, longer-term incentives are required to properly reflect management's contribution to increases in Shareholder value over time.

Executive officers do not participate in reviews, discussions or decisions of the Board regarding their compensation.

Compensation Components

As discussed in further detail below, the compensation of executive officers, including the Named Executive Officers (as defined herein), is comprised primarily of: (i) base salary; (ii) bonus; (iii) long-term incentive in the form of stock options granted in accordance with the Stock Option Plan; and (iv) commissions for executive officers directly involved in originating loans. In establishing levels of compensation and granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the mortgage financing industry are taken into consideration. See "Benchmarking" below.

Base Salary

The primary element of the Corporation's compensation policy is base salary. The Corporation believes that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years of experience of the executive officer, as well as comparisons to the base salaries offered by comparable companies in the mortgage financing industry. Adjustments to an executive's base salary are considered annually with reference to a number of factors, including the executive's overall performance and experience. See "Benchmarking" below.

Yearly Bonus

Due to the change in focus of the Corporation from loan origination to loan remediation in 2009, the Corporation's Incentive Bonus Plan (the "Revised Plan") was revised in 2009 and 2010 to better reflect the re-organization and direction of the Corporation. The Corporation also adopted a Loan Origination and Profit Sharing Incentive Bonus Plan (the "Loan Origination Plan"), which became effective on May 1, 2010. See "Loan Origination and Profit Sharing Incentive Bonus Plan" below.

Bonus payments under the Revised Plan are based on the financial performance of the Corporation as measured by the collection of outstanding loan amounts by the Corporation.

Stock Option Plan

The Corporation has put the Stock Option Plan in place to attract and retain directors, senior officers, employees and consultants of the Corporation and motivate them to advance the interests of the Corporation by affording them with the opportunity to acquire an equity interest in the Corporation through options granted under the Stock Option Plan to purchase Common Shares. See "Matters Requiring Shareholder Approval — Stock Option Plan" for a summary of the material terms of the Stock Option Plan.

Loan Origination and Profit Sharing Incentive Bonus Plan

The Corporation adopted the Loan Origination Plan in May 2010 to provide compensation to certain of its officers, employees and contractors that originate or administer real estate mortgage loans on behalf of the Corporation. Eligibility to participate in the Loan Origination Plan is determined on a case-by-case basis by management of the Corporation. Bonuses awarded pursuant to the Loan Origination Plan are based on amounts which are ultimately committed to or advanced by the Corporation.

Commissions

Commissions awarded are determined by reference to the level of loans originated which meet certain criteria. Commissions are only available to those employees directly involved in the sourcing and originating of loans for the Corporation.

Other Elements of Compensation

For the year 2009, other elements of the Corporation's compensation package comprised of parking and health benefits, including life insurance and group medical insurance. The Corporation chooses to include some or all of these elements in the compensation package which is evaluated on a yearly basis.

Benchmarking

Historically, in determining compensation payable, the Compensation Committee reviewed compensation paid to executive officers of companies of similar size and stage of development and determined an appropriate compensation reflecting the need to provide incentives and compensation for the time and effort expended by the Corporation's executive officers while taking into account the financial and other resources of the Corporation. During the past year, the Compensation Committee has identified that there are few companies with businesses comparable to the specialized business model of the Corporation. Although comparables are limited, the Compensation Committee has been able to compare a number of public companies which are sufficiently similar to the Corporation on the basis of industry as well as market capitalization. As a result of the limited number of industry comparables, the Compensation Committee has focused more on the Corporation's performance and compensation levels for executives at companies of a similar size.

President and CEO Compensation

In setting the total compensation of the President and Chief Executive Officer (the "CEO"), the Compensation Committee uses the same philosophy and guiding principles described above and refers to publicly disclosed executive compensation information to ascertain an amount is competitive with amounts paid to chief executive officers of other similar companies In establishing the total compensation for the CEO, the Compensation Committee considers the publicly disclosed compensation of chief executive officers of companies whose revenues, profitability and market capitalization are comparable to those of the Corporation, including where possible competitor companies In establishing the CEO's compensation, the Compensation Committee also considers the relative compensation of other members of the senior management team. In addition, the Compensation Committee assesses and considers factors such as the CEO's contribution to the Corporation in terms of leadership in the management of the Corporation, the Corporation's financial results, increases in Shareholder value, the effective development and growth of the Corporation and the development of new growth opportunities for the Corporation. In May 2009, the Corporation announced its focus was exclusively on problem loan remediation and as a result, some management changes and cost cutting measures were implemented. Mr. Bayley, who became the new CEO, received a reduced salary as compared to the chief executive officers of similar companies.

As noted above, the components of Mr. Coffey's compensation were similar to those which apply to other senior management of the Corporation, namely, base salary and bonus. For the year ended December 31, 2009, Mr. Coffey was CEO from January 1, 2009 to May 21, 2009 and received an annual salary of $400,000. Mr. Bayley became the CEO of the Corporation on May 21, 2009 and received a salary of $250,000 a year. The Named Executive Officers were awarded bonuses as determined by their respective employment agreements and the Revised Plan for the year ended December 31, 2009.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total Shareholder return of the Common Shares over the last five financial years, assuming a $100 investment in the Common Shares on December 31, 2004, with the S&P/TSX Composite Index during such period, assuming dividend reinvestment.

Five-Year Cumulative Return on $100 Investment
Assuming Dividend Reinvestment
December 31, 2004 - December 31, 2009

The trend shown by this graph does not correlate to the Corporation's compensation to its executive officers in that market price of the Common Shares is not necessarily reflective of the overall performance of the Corporation. The realities of the global recession and the unprecedented uncertainty in the credit markets have created adverse effects in the Canadian economy, including specifically the mortgage financing industry.

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three most recently completed financial years in respect of each of its CEO and Chief Financial Officer ("CFO") as at December 31, 2009 and the other three most highly compensated executive officers of the Corporation as at December 31, 2009 whose individual total salary and bonus for 2009, the Corporation's most recently completed financial year, exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(1)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compen- sation ($)(2)	Total Compen- sation ($)
					Annual Incentive Plans ($)	Long- Term Incentive Plans ($)
Brian E. Bayley(3) President & Chief Executive Officer	2009 2008 2007	307,180 400,000 400,000	Nil Nil Nil	Nil Nil Nil	93,936 Nil 1,050,000	Nil Nil Nil	Nil Nil Nil	11,375 10,997 12,618	412,491 410,997 1,462,618
Stephen C. Coffey(4) Former President & Chief Executive Officer	2009 2008 2007	171,262 400,000 Nil	Nil Nil Nil	Nil 688,800 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	805,281 8,226 Nil	976,543 1,097,026 Nil
Jim Grosdanis Chief Financial Officer(5)	2009 2008 2007	225,000 165,341 Nil	Nil Nil Nil	Nil 178,500 Nil	140,718 Nil Nil	Nil Nil Nil	Nil Nil Nil	8,011 6,065 Nil	373,729 349,906 Nil
A. Murray Sinclair(6) Chairman	2009 2008 2007	307,180 400,000 400,000	Nil Nil Nil	Nil Nil Nil	93,936 Nil 1,050,000	Nil Nil Nil	Nil Nil Nil	11,375 10,997 11,202	412,491 410,997 1,461,202
Kenneth Gordon(7) Former Chief Operating Officer	2009 2008 2007	108,750 325,000 321,307	Nil Nil Nil	Nil Nil 761,769	Nil Nil 400,000	Nil Nil Nil	Nil Nil Nil	590,616 10,853 11,262	699,366 335,853 1,494,338
Derek Wasson(8) Senior Vice President	2009 2008 2007	250,000 250,000 250,000	Nil Nil Nil	Nil Nil Nil	Nil 284,681 750,927	Nil Nil Nil	Nil Nil Nil	204,259 10,389 9,010	454,259 545,070 1,009,937
Narinder Nagra(9) Senior Vice President, Asset Management	2009 2008 2007	70,000 73,508 150,000	Nil Nil Nil	Nil Nil 224,050	105,897 Nil 225,000	Nil Nil Nil	Nil Nil Nil	6,054 374,499 11,107	181,951 448,007 610,157

Notes:

(1)	Amounts calculated in accordance with Canadian Generally Accepted Accounting Principles using the Black-Scholes model.
(2)	Includes life insurance, group medical insurance, parking benefits and severance pay.
(3)

On May 21, 2009, Mr. Bayley became President and CEO of the Corporation to replace Mr. Coffey. Mr. Bayley was Co-Chair of the Corporation from January 1, 2008 to May 21, 2009. Mr. Bayley was President of the Corporation until December 31, 2007 and CEO until March 17, 2008.

(4)	Mr. Coffey was President of the Corporation from January 1, 2008 to May 21, 2009 and CEO of the Corporation from March 17, 2008 to May 21, 2009 and was paid a severance of $800,000 in 2009.
(5)	Mr. Grosdanis joined the Corporation on April 7, 2008 and became CFO of the Corporation on May 9, 2008.
(6)

On May 21, 2009, Mr. Sinclair became Chair of the Corporation. Mr. Sinclair was Co-Chair of the Corporation from January 1, 2008 to May 21, 2009. From July 7, 2003 until December 31, 2007, he was Managing Director of the Corporation.

(7)	Mr. Gordon was Chief Operating Officer of the Corporation from January 4, 2007 to April 30, 2009 and was paid a severance of $585,000 in 2009.
(8)

Mr. Wasson's Annual Incentive Plan Bonus is in respect of commissions earned on the origination of loans. For 2009, Other Compensation includes a payment of $193,464, in respect of amending the terms of employment, including salary and termination benefit. Mr. Wasson was Senior Vice President of the Corporation from December 2005 to June 30, 2010.

(9)

On June 1, 2009, Mr. Nagra was appointed as Senior Vice President, Asset Management. Mr. Nagra was the CFO of the Corporation from January 1, 2007 to May 9, 2008 when he was no longer employed by the Corporation until his rehiring on June 1, 2009; amounts for 2008 in All Other Compensation include $370,000 of severance related compensation.

Long-Term Incentive Plan Awards

The Corporation does not currently have an Long-Term Incentive Plan ("LTIP").

Incentive Plan Awards

Outstanding Share and Option Based Awards Table

The following table discloses the particulars of the Common Shares and options outstanding to the Named Executive Officers at the end of the Corporation's most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Securities Underlying Unexercised Options (#)	Option Exercise Price ($/Security)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares That Have Not Vested	Market or Payout Value of Share- based Awards That Have Not Vested
Brian E. Bayley	Nil	Nil	Nil	Nil	N/A	N/A
Stephen C. Coffey	Nil	Nil	Nil	Nil	N/A	N/A
Jim Grosdanis	500,000	2.08	April 7, 2013	Nil	N/A	N/A
A. Murray Sinclair	Nil	Nil	Nil	Nil	N/A	N/A
Kenneth Gordon	Nil	Nil	Nil	Nil	N/A	N/A
Derek Wasson	750,000	2.30	December 21, 2010	Nil	N/A	N/A
Narinder Nagra	Nil	Nil	Nil	Nil	N/A	N/A

Value Vested or Earned During the Year Table

The following table sets forth details of the value of the stock options that would have been realized on the vesting date during 2009, the Corporation's most recently completed financial year, by each of the Named Executive Officers.

Name	Option Based Awards – Value Vested During the Year ($)	Share Based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Brian E. Bayley	Nil	N/A	N/A
Stephen C. Coffey(1)	Nil	N/A	N/A
Jim Grosdanis(1)	Nil	N/A	N/A
A. Murray Sinclair	Nil	N/A	N/A
Kenneth Gordon(1)	Nil	N/A	N/A
Derek Wasson(2)	Nil	N/A	N/A
Narinder Nagra	Nil	N/A	N/A

Notes:

(1)	Strike prices of options were above market price of Common Shares at the vesting date.
(2)	Options were fully vested prior the Corporation's most recently completed financial year.

There was no re-pricing of stock options under the Stock Option Plan or otherwise during 2009, the Corporation's most recently completed financial year. There were no options exercised during the Corporation's most recently completed financial year.

Defined Benefit or Actuarial Plan

The Corporation does not have a defined benefit plan or actuarial plan.

Termination of Employment, Change of Control Benefits

On May 21, 2009, Brian E. Bayley became the President and CEO of the Corporation and A. Murray Sinclair became the Chairman of the Corporation. In June 2009, Mr. Bayley and Mr. Sinclair each entered into a new employment agreement, the terms of which agreements are substantially similar to each other (together, the "Employment Agreements"). The Employment Agreements replace the previous agreements entered into in March 2006 when Messrs. Bayley and Sinclair held the positions of Co-Chairs. Pursuant to the Employment Agreements, the Corporation may terminate the employment of either of Messrs. Bayley or Sinclair, at any time, without just cause by paying the: (i) bonus under the Revised Plan earned to the date of termination; and (ii) a lump sum payment of $1,000,000 (collectively, the "Termination Payments"). In the event of a Change of Control (as defined below) Messrs. Bayley or Sinclair may resign from the Corporation within three (3) months from the date of any Change of Control (as defined below), the amount payable by the Corporation to either of Messrs. Bayley or Sinclair, as the case may be, is the Termination Payments. Under a Change of Control, Messrs. Bayley and Sinclair are entitled to receive a bonus which approximates the amounts that could have been earned under the Revised Plan less amounts already paid under the Revised Plan. Messrs. Bayley and Sinclair are required to give the Corporation at least two (2) months' notice of their resignation. Subject to the Corporation entering into the Management Services Agreement, Messrs. Bayley and Sinclair will resign as President and CEO and Chairman of the Board of the Corporation, respectively, and will enter into new advisor contracts with the Corporation. See "Interest of Informed Persons in Material Transactions."

In April 2008, Jim Grosdanis entered into an employment agreement with the Corporation as its Chief Financial Officer effective May 9, 2008, which employment agreement was amended in August 2009. Mr. Grosdanis' employment agreement provides that in the case of a termination without cause, Mr. Grosdanis is entitled to a lump sum equal to his annual salary for a twelve (12) month period plus the bonus under the Revised Plan earned to the date of termination ("Severance Amount"). In the event that Mr. Grosdanis resigns from the Corporation or is terminated without cause within three (3) months from the date of any Change of Control, the Corporation will pay will pay Mr. Grosdanis (i) a lump sum equal to his annual salary for a twelve (12) month period and (ii) the bonus under the Revised Plan earned to the date of termination. Subsequent to December 31, 2009, Mr. Grosdanis' employment agreement was further amended on March 25, 2010 to remove the termination date, reduce the potential bonus that could be earned under the Revised Plan, and a termination benefit of one (1) month salary per year of service (from his revised employment contract date) and a Change of Control clause consistent with other executives of the Corporation. The Corporation settled Severance Amounts under Mr. Grosdanis' previous employment agreement. Mr. Grosdanis is required to give the Corporation at least two (2) months' notice if he resigns. Subject to the Corporation entering into the Management Services Agreement, Mr. Grosdanis will resign as CFO of the Corporation and will enter into an employment contract with SLCLP through which he will perform the duties of CFO of the Corporation. See "Interest of Informed Persons in Material Transactions."

In December 2005, Derek Wasson entered into an employment agreement with the Corporation to act as its Senior Vice President which was amended in December 2009. Under the revised terms of his employment agreement, in the case of a termination without cause, Mr. Wasson is entitled to his bonus earned to the date of termination of employment, and a lump sum of an amount equal to one (1) month of salary per year of service (from his revised employment contract date) if the Corporation gives him notice. The amended employment agreement permits Mr. Wasson to participate in the Loan Origination Plan. Mr. Wasson is required to give the Corporation at least two (2) months' notice if he resigns. Mr. Wasson ceased to be an employee of the Corporation on June 30, 2010.

In June 2009, Narinder Nagra entered into an employment agreement with the Corporation to act as its Senior Vice President, Asset Management. Under the terms of his employment agreement, in the case of a termination without cause or his resignation within three (3) months following a Change of Control, Mr. Nagra is entitled to the bonus under the Revised Plan to the date of termination and a lump sum of an amount equal to one (1) month of salary per year of service, if the Corporation gives him notice. Upon a Change of Control, Mr. Nagra is entitled to receive a bonus which approximates the amounts that could have been earned under the Revised Plan less amounts already paid under the Revised Plan. Mr. Nagra is required to give the Corporation at least two (2) months' notice if he resigns.

"Change of Control" for the purposes of this section means a transaction, whether by takeover bid, plan of arrangement, amalgamation, merger, reorganization or other similar transaction, whereby any person or group of persons, acting jointly or in concert, directly or indirectly, acquires control of voting securities of the Corporation which, taken together with such person's or group of persons' previous holdings of the Corporation's securities, constitute greater than 50% of the issued and outstanding securities of the Corporation, calculated on a fully diluted basis.

Compensation of Directors

During the most recently completed financial year, the directors received the following compensation:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(5) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert Atkinson(2)(3)	27,625	N/A	16,180	N/A	N/A	N/A	43,805
David Black(1)(2)	42,000	N/A	16,180	N/A	N/A	N/A	58,180
Frank Mayer(1)(2)	26,500	N/A	16,180	N/A	N/A	N/A	42,680
Dale Peniuk(1)(4)	37,875	N/A	16,180	N/A	N/A	N/A	54,055
Stewart Robertson(3)(4)	1,667	N/A	70,200	N/A	N/A	N/A	71,867
Walter Traub(3)(4)	37,000	N/A	16,180	N/A	N/A	N/A	53,180

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee. On December 8, 2009, Frank Mayer replaced Walter Traub.
(3)	Member of the Compensation Committee. On December 8, 2009, Stewart Robertson replaced David Black.
(4)	Member of the Credit Committee. On December 8, 2009, Stewart Robertson replaced Frank Mayer.
(5)	Amounts calculated in accordance with Canadian Generally Accepted Accounting Principles sing the Black-Scholes model.

Fees for directors are comprised of the following:

  A fee of $12,000 per year payable to the Chair of the Audit Committee;

  A fee of $6,000 per year payable to the Chair of each of the Corporate Governance Committee and the Compensation Committee;

  In addition to the fees paid under the first two items above, a fee of $20,000 per year payable on a quarterly basis to independent (non officer) directors;

  The Lead Director is also paid $1,000 per month, payable quarterly;

  A fee of $1,000 per month payable to the Chair of the Credit Committee;

  A fee of $500 per meeting, payable to members of all committees of the Board, excluding the Chair of each committee; and

  An annual grant at each annual general meeting of the Corporation of an additional 50,000 options to the independent directors.

The Corporation has no other compensation plan for non-executive directors, other than the Stock Option Plan, pursuant to which cash or non-cash compensation was paid or distributed to directors during 2009, the Corporation's most recently completed financial year, or is proposed to be paid or distributed in a subsequent year. During the year ended December 31, 2009, and in addition to the annual grant at each annual general meeting of 50,000 options to each of Messrs. Atkinson, Black, Peniuk, Mayer and Traub, Mr. Robertson was granted 150,000 options upon his appointment to the Board. Each of Messrs. Atkinson, Black, Peniuk, Mayer, Traub and Robertson were not granted 50,000 options following their re-election to the Board at the Corporation's annual general meeting held on May 18, 2010 and will therefore each be granted such number of options following the Meeting.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at December 31, 2009, with respect to the Corporation's compensation plans under which equity securities were authorized for issuance as at the end of its most recently completed financial year.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,680,000	$2.21	12,454,273
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
TOTAL	2,680,000	$2.21	12,454,273

As at the end of the Corporation's most recent financial year, the aggregate number of Common Shares which were reserved for issuance under the Stock Option Plan was 15,134,273 (representing 10% of the Corporation's outstanding Common Shares at December 31, 2009). As at the date of this Circular, 6,664,166 options have been issued under the Stock Option Plan (representing 4.78% of the Corporation's outstanding Common Shares). A further 7,288,827 Common Shares are issuable under outstanding options (representing 5.22% of the Corporation's outstanding Common Shares).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, or any proposed director or any associate of any of them, is or, since the beginning of the last completed financial year of the Corporation, was indebted to the Corporation, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation indemnifies its directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such. The Corporation maintains liability insurance for its directors and officers. The policy provides insurance for directors and officers of the Corporation in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers. The Corporation is also insured against any loss arising out of any payment that it may be required or permitted by law to make to directors or officers in respect of such claims. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The policy limit for such insurance coverage is $5 million for the 12 months ended August 9, 2010, with no deductible for non-indemnifiable claims and a deductible of $250,000 for corporate re-imbursements per occurrence. The premium paid by the Corporation during the fiscal year ended December 31, 2009 was approximately $86,000. In addition, the Corporation has entered into indemnification agreements with all of its directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer or Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares and Preferred Shares, or any known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction during the year ended December 31, 2009, or in any proposed transaction, that has materially affected or will materially affect the Corporation, except that, subject to the Corporation entering into the Management Services Agreement and fulfilling the other requirements of the LOI:

(a)

Murray Sinclair and Brian Bayley, who will resign from their respective positions as Chairman of the Board and President and CEO of the Corporation, will enter into new advisor contracts with the Corporation whereby they will provide assistance and support to the Corporation and be permitted to participate in the lending activities and other transactions of the Corporation. The advisor contracts are still being negotiated between the parties but are expected to contain industry standard terms and conditions. Messrs. Sinclair and Bayley are each expected to be paid a base compensation of up to $25,000 per month pursuant to the advisor contracts;

(b)

Jim Grosdanis will enter into an employment contract with SLCLP whereby he will provide services as CFO to the Corporation. Under the terms of the employment contract, Mr. Grosdanis will be paid a base and may also be entitled to a discretionary bonus and a non-discretionary bonus based on the profits of SLCLP. The contract between Mr. Grosdanis and SLCLP is still being negotiated by the parties; and

(c)

Peter Grosskopf will enter into an employment contract with SLCLP whereby he will provide services as President and CEO to the Corporation. Under the terms of the employment contract, Mr. Grosskopf will be paid a base and may also be entitled to a discretionary bonus and a non-discretionary bonus based on the profits of SLCLP. The contract between Mr. Grosskopf and SLCLP is still being negotiated by the parties.

MANAGEMENT CONTRACTS

No management functions are currently performed to any substantial degree by any person other than the directors or executive officers of the Corporation. However, if Shareholders at the Meeting pass the Management Services Resolution, the Name Change Resolution, the Board Size Resolution, the Board Election Resolution and the Private Placement Resolution, SLCLP will become responsible for managing the undertaking and affairs of the Corporation. See "Matters Requiring Shareholder Approval — Management Services".

CORPORATE GOVERNANCE DISCLOSURE

The directors of the Corporation believe that sound corporate governance is essential to producing maximum benefits to the Shareholders. Effective June 30, 2005, the Canadian Securities Administrators ("CSA") adopted National Policy 58-201 - Corporate Governance Guidelines (the "Policy") and National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Instrument" and together with the Policy, the "CSA Governance Rules"). To comply with these various standards and achieve best practices, the Corporation has adopted comprehensive corporate governance policies and procedures. In accordance with the CSA Governance Rules, the following is a summary of the governance practices of the Corporation.

Directors' Independence

The Corporate Governance Committee has reviewed the independence of each director and has determined that six of the current directors are independent. Pursuant to National Instrument 52-110 -Audit Committees ("NI 52-110"), an independent director is one who has no direct or indirect material relationship with the Corporation which could, in the view of the Board, reasonably interfere with that director's independent judgment. The Board has a majority of independent directors. Messrs. Black, Mayer, Traub, Atkinson, Peniuk and Robertson are independent. Mr. Bayley is not independent as he is a President and CEO of the Corporation; Mr. Sinclair is not independent as he is a Chairman of the Corporation.

The six independent directors hold meetings at which non-independent directors and members of management are not in attendance. To facilitate open and candid discussion among its independent directors, and to facilitate the Board's exercise of independent judgment in carrying out its responsibilities, the Corporation's independent directors are encouraged to meet at any time they consider necessary without any members of management or non-independent directors being present. The Corporation's auditors, legal counsel and employees may be invited to attend. The Audit Committee, which is entirely composed of independent directors, meets with the Corporation's auditors without management being in attendance. During the fiscal year ended December 31, 2009, five meetings of the independent directors were held.

During the fiscal year ended December 31, 2009 the Board had a lead director, currently Mr. Black, who is an independent director.

The primary responsibility of the lead director is to ensure that the Board approaches its responsibilities in a manner that allows the Board to function independently of management. His or her responsibilities include, among other things: (i) serving as liaison between the non-management members of the Board and senior management, and as a contact person to facilitate communications by the Corporation's employees and Shareholders with the non-management members of the Board; (ii) in consultation with senior management, establishing the agenda and schedule for each Board meeting; (iii) consulting with senior management to recommend for approval to the full Board a schedule of dates for the regular meetings of the Board; (iv) advising senior management in respect of the quality, quantity and timeliness of the flow of information from the Corporation that is necessary for the Board to perform its duties effectively and responsibly; (v) developing, with input from the other independent directors of the Corporation, the agenda for, and serving as Chairman of, the separate sessions of the Board's independent directors; (vi) together with the Compensation Committee and the full Board, evaluating the performances of the President and CEO and Chairman annually and meeting with the President and CEO and Chairman to discuss such evaluations; (vii) serving as an ex officio member of each committee of the Board; and (viii) reviewing and addressing director conflict of interest issues as they arise.

Participation of Directors in Other Reporting Issuers

Certain of the Corporation's current directors are also directors of other reporting issuers, as set out in the following table:

Name of Director or
Proposed Director	Directorship(s) held in other Reporting Issuers
Robert G. Atkinson	Hansa Resources Ltd.	Spur Ventures Inc.
	(formerly First Fortune Investments Inc.)	Tasman Metals Ltd.
Brian E. Bayley	American Natural Energy Corp.	Greystar Resources Ltd.
	Colombian Mines Corporation	Kirkland Lake Gold Inc.
	Cypress Hills Resource Corp.	NiMin Energy Corp.
	Esperanza Silver Corporation	Rocky Mountain Resources Corp.
	Eurasian Minerals Inc.	Torque Energy Inc.
	Golconda Capital Corp.	TransAtlantic Petroleum Corp.
W. David Black	Spur Ventures Inc.	Zincore Metals Inc.
Dale C. Peniuk	Argonaut Gold Ltd.	Q2 Gold Resources Inc.
	Capstone Mining Corp.	Rainy River Resources Ltd.
	Lundin Mining Corporation	Reservoir Capital Corp.
A. Murray Sinclair	Ananda Capital Corp	Ram Power, Corp.
(formerly GTO Resources Inc.)
Gabriel Resources Ltd.
Sprott Resources Corp.
	Elgin Mining Inc.	(formerly General Minerals Corporation)
(formerly Phoenix Coal Inc.)
Twin Butte Energy Ltd.

Attendance at Board Meetings

The following table contains the attendance record of each director for all Board meetings held since the beginning of the Corporation's most recently completed financial year:

Name of Director	Board Meetings Attended	Board Meetings Missed
Robert G. Atkinson	10	2
Brian E. Bayley	12	0
W. David Black	10	2
Stephen C. Coffey(1)	7	0
Frank B. Mayer	9	3
Dale Peniuk	11	1
Stewart Robertson(2)	1	0

Name of Director	Board Meetings Attended	Board Meetings Missed
A. Murray Sinclair	12	0
Walter Traub	12	0

Notes:

(1)	Stephen C. Coffey ceased to be a director on May 21, 2009.
(2)	Stewart Robertson was appointed to the Board on December 8, 2009.

Board Mandate

In 2009, the Board adopted a written mandate. The Directors are required to manage the business and affairs of the Corporation, and in doing so to act honestly and in good faith with a view to the best interests of the Corporation. The Board is responsible for, among other things, the following matters:

  supervising the conduct of the Corporation's affairs and the management of its business in the best interest of the Shareholders;

  setting long term goals and objectives for the Corporation to formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation;

  protecting Shareholder interests and ensuring that the interests of the Shareholders and of management are aligned;

  identifying the principal risks of the Corporation's business and assessing the systems established to manage such risks; and

  assessing the integrity of the Corporation's internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Credit Committee.

The Board is also responsible for the appointment of senior executive officers and a "Lead Director" (who is responsible for the leadership of the Board); and to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

Position Descriptions

The Board has developed a written position description for each of the Chair of the Credit Committee, the Chairman of the Board, the CEO, the CFO, the Senior Vice President, Senior Vice President, Asset Management and the Lead Director. The Board has not developed a written position description for the chairs of the other committees of the Board. The Board delineates the role and responsibilities of these individuals through reference to industry norms and past practice and through application of the charters of the respective committees.

Orientation and Continuing Education

The Corporate Governance Committee of the Board is responsible, among other things, for determining appropriate orientation and education programs for new Board members. While the Corporation does not have formal orientation and training programs, new Board members are provided with:

1.	information respecting the functioning of Board committees and copies of the Corporation's corporate governance policies;

2.	access to recent, publicly filed documents of the Corporation;

3.	access to management, legal counsel, auditors, and technical consultants; and

4.	further information and education as deemed appropriate and desirable by the Corporation's Corporate Governance Committee on a case-by-case basis.

The Corporation does not have a formal continuing education program for its Board members but encourages them to communicate with management, legal counsel, auditors and consultants to keep themselves current with industry trends and developments and changes in legislation with management's assistance and to attend related industry seminars. Board members have full access to the Corporation's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component of the success of the Corporation and essential to meeting its responsibilities to Shareholders. The Board has adopted a written code of conduct (the "Code"), which may be accessed by visiting the Corporation's website at www.questcapcorp.com. The Board monitors compliance with the Code by requesting that any person who becomes aware of any existing or potential violation of the Code promptly notify the Chair, or a member, of the Audit Committee. No material change report has been filed since January 1, 2009, the beginning of the Corporation's most recently completed financial year, pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code addresses honesty and integrity, conflicts of interest, compliance with the Code and reporting, whistleblowing protection, confidentiality, protecting and proper use of the Corporation's assets, accepting or giving gifts, fair dealing and compliance with laws.

In respect of conflicts of interest of directors and officers of the Corporation, the Corporation complies with the CBCA, which requires, among other things, officers and directors to act honestly and in good faith with a view to the best interest of the Corporation and its Shareholders, to disclose any personal interest which they may have in any material agreement or transaction which is proposed to be entered into with the Corporation and, in the case of directors, to abstain from voting as a director in respect of the approval of any such transaction. The Corporate Governance Committee is responsible (among other things) for overseeing the procedure for monitoring directors' responsibility, diligence, and for avoiding and dealing with conflicts of interest.

Compensation

The Compensation Committee reviews and recommends for Board approval, the Corporation's officer and director compensation policies and practices. The Compensation Committee seeks to establish a compensation framework that is industry competitive and results in the creation of Shareholder value over the long-term. Additional information regarding director and officer compensation is set out in detail under "Executive Compensation - Compensation Discussion and Analysis".

Nomination of Directors

The Corporation does not have a stand-alone nominating committee, but the Corporate Governance Committee, the majority of the members of which are considered independent (within the meaning of NI 52-110), is responsible, among other things, for recommending candidates for nomination, appointment, election and re-election to the Board and its committees, and for annually assessing Board performance and Board independence. The Corporate Governance Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Board Committees

The Corporation has the following committees:

1.

Corporate Governance Committee. The Corporate Governance Committee reviews and reports to the Board on matters of corporate governance; recommends to the Board the members of each of the committees of the Board; assesses the effectiveness of the Board as a whole (including of any committees) as well as considering the contribution of individual members; considers questions of management succession; considers and approves proposals by the Board to engage outside advisors on behalf of the Board as a whole or on behalf of the independent directors of the Board; provides oversight review of the Corporation's systems for achieving compliance with legal and regulatory requirements; identifies and proposes new nominees for election or appointment to the Board where applicable; recommends to the Board whether incumbent directors should be nominated for re-election to the Board upon expiration of their current terms; recommends to the Board resignation or removal of directors where their current or past conduct is or has been improper or liable to affect adversely the Corporation or its reputation; and orients new directors and arranges continuing education for existing directors on an as requested basis. All members of this committee are directors who are independent within the meaning of NI 52- 110. As at December 31, 2009, the Corporate Governance Committee consisted of the following three directors: Robert Atkinson, David Black and Frank Mayer.

2.

Audit Committee. The Audit Committee consists of three directors, all of whom are independent and financially literate within the meaning of NI 52-110. The Audit Committee is responsible for the oversight and supervision of: (i) the Corporation's accounting and financial reporting practices and procedures; (ii) the adequacy of the Corporation's internal accounting controls and procedures; and (iii) the quality and integrity of the Corporation's financial statements. The Audit Committee has a written charter which provides that the Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditors, as well as the pre- approval of all non-audit services provided by the external auditors, and for directing the auditors' examination into specific areas of the Corporation's business. The Audit Committee is further responsible for the oversight of the Corporation's Trading Policy and Privacy Policies (both of which are attached to the Audit Committee's charter). As at December 31, 2009, the Audit Committee of the Corporation consisted of the following three directors: David Black, Frank Mayer and Dale Peniuk. Dale Peniuk serves as the Chair of the Audit Committee. During the fiscal year ended December 31, 2009, the Audit Committee met 5 times. For further information regarding the Audit Committee, please see "Additional Information - Audit Committee Information" in the Corporation's Annual Information Form dated March 22, 2010, which can be accessed through www.sedar.com.

3.

Compensation Committee. The Compensation Committee is responsible for making recommendations on compensation for the directors and senior management, including the granting of stock options to the directors, officers and employees of the Corporation, and for reviewing and ensuring that the adequacy and form of compensation appropriately reflects the responsibilities and risks involved in being an effective officer or director. All members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31, 2009, the Compensation Committee consisted of the following three directors: Robert Atkinson, Stewart Robertson and Walter Traub. Additional information regarding director and officer compensation is set out in detail under "Executive Compensation - Compensation Discussion and Analysis".

4.

Credit Committee. The Credit Committee: (i) reviews and approves, subject to the Credit Committee's authority levels, or recommends to the Board for approval, all proposed loans to be made by the Corporation; (ii) monitors all related party loans made by the Corporation from time to time; (iii) reviews from time to time, and makes recommendations to management of the Corporation and the Board regarding, allocation of available credit facilities to loans, related party transactions, the performance of loans and the administration and effectiveness of, and compliance with, applicable policies and controls; and (iv) reports to the Board or other Committees of the Board on such matters as they may request. All the members of this committee are directors who are independent within the meaning of NI 52-110. As at December 31, 2009, the Credit Committee consisted of the following three directors: Dale Peniuk, Stewart Robertson and Walter Traub.

All committees of the Corporation's Board are accountable to the full Board.

Assessments

The Corporate Governance Committee is mandated with assessing, annually, the effectiveness of the Board, the Board as a whole, all committees of the Board and the contribution, competency, skill and qualification and, if applicable, position descriptions of individual directors. To assist in its assessment, the Corporate Governance Committee conducts a formal survey of its directors every two years, and each committee of the Board is responsible for reviewing and recommending to the Corporate Governance Committee changes to its respective charter, as considered appropriate from time to time respecting its own effectiveness. The Compensation Committee is mandated with assessing, annually, the effectiveness of the Chairman of the Board and the President and the CEO.

AUDITOR OF THE CORPORATION

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia are the auditors for the Corporation. PricewaterhouseCoopers LLP were first appointed as auditors of the Corporation in 1987.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Upon request to the Corporation at 550 Burrard Street, Suite 1028, Bentall V, Vancouver, British Columbia V6C 2B5, the Corporation shall provide to any person or company one copy of: (i) the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, and related MD&A and any interim financial statements of the Corporation issued subsequent to the most recent annual financial statements together with related MD&A; and (iii) the management proxy circular of the Corporation in respect of the most recent annual meeting of its Shareholders.

Financial information is provided in the Corporation's financial statements and MD&A for its most recently completed financial year.

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

APPROVAL OF DIRECTORS

          The contents and sending of this Circular have been approved by the directors of the Corporation.

DATED as of this 19th day of July, 2010.

BY ORDER OF THE BOARD

(signed) "Brian E. Bayley"

Brian E. Bayley, President and Chief Executive Officer

SCHEDULE "A"
MANAGEMENT SERVICES RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1.

the execution and delivery by the Corporation of the management services agreement (the "Management Services Agreement") with Sprott Lending Consulting LP ("SLCLP"), substantially on the terms and subject to the conditions as described in the management proxy circular of the Corporation dated July 19, 2010 (the "Circular"), with such changes thereto as the Board of Directors of the Corporation shall approve, such approval to be conclusively evidenced by the execution of the Management Services Agreement by any one director or officer of the Corporation on behalf of the Corporation, be and is hereby approved;

2.

the execution and delivery by the Corporation of the partnership agreement (the "Partnership Agreement") with 7603908 Canada Inc., a wholly-owned subsidiary of the Corporation, and SLCLP, substantially on the terms and subject to the conditions as described in the Circular, with such changes thereto as the Board of Directors of the Corporation shall approve, such approval to be conclusively evidenced by the execution of the Partnership Agreement by any one director or officer of the Corporation on behalf of the Corporation, be and is hereby approved;

3.

notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to entering into the Management Services Agreement and/or the Partnership Agreement and to determine not to proceed with the Management Services Agreement and/or the Partnership Agreement;

4.

the passing of this resolution by the shareholders of the Corporation and its effectiveness shall be further subject to and conditional upon the passing at this Meeting and approval by the shareholders of the Name Change Resolution, the Board Size Resolution, the Board Election Resolution and the Private Placement Resolution (as such terms are defined in the Circular); and

5.

any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing paragraphs of this resolution.

SCHEDULE "B"
NAME CHANGE RESOLUTION

BE IT RESOLVED as a special resolution that:

1.

the Corporation be and is hereby authorized to amend the Corporation's articles to change the name of the Corporation from "Quest Capital Corp." to "Sprott Resource Lending Corp.", or such other name that the directors of the Corporation in their sole discretion determine, as more particularly described in the management proxy circular of the Corporation dated July 19, 2010 (the "Circular");

2.

notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to the amendment of the Corporation's articles and to determine not to proceed with changing the name of the Corporation;

3.

the passing of this resolution by the shareholders of the Corporation and its effectiveness shall be further subject to and conditional upon the passing at this Meeting and approval by the shareholders of the Management Services Resolution, the Board Size Resolution, the Board Election Resolution and the Private Placement Resolution (as such terms are defined in the Circular); and

4.

any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, including, without limitation, articles of amendment, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing paragraphs of this resolution.

SCHEDULE "C"
BOARD SIZE RESOLUTION

BE IT RESOLVED as a special resolution that:

1.

the Corporation be and is hereby authorized to amend the Corporation's articles to increase the maximum number of directors of the Corporation from ten (10) to eleven (11), as more particularly described in the management proxy circular of the Corporation dated July 19, 2010 (the "Circular");

2.

notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to the amendment of the Corporation's articles and to determine not to proceed with increasing the maximum number of directors of the Corporation;

3.

the passing of this resolution by the shareholders of the Corporation and its effectiveness shall be further subject to and conditional upon the passing at this Meeting and approval by the shareholders of the Management Services Resolution, the Name Change Resolution, the Board Election Resolution and the Private Placement Resolution (as such terms are defined in the Circular); and

4.

any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, including, without limitation, articles of amendment, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing paragraphs of this resolution.

SCHEDULE "D"
BOARD ELECTION RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1.

each of the following persons be elected as a director of the Corporation to hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed, provided that, in the case of John Embry and Peter Grosskopf, their terms as directors shall be subject to the provisions of the Management Services Agreement (as such term is defined in the management proxy circular of the Corporation dated July 19, 2010 (the "Circular") between the Corporation and Sprott Lending Consulting LP) in that regard:

John Embry;

Peter Grosskopf; and

Murray John.

2.

the passing of this resolution by the shareholders of the Corporation and its effectiveness shall be further subject to and conditional upon the passing at this Meeting and approval by the shareholders of the Management Services Resolution, the Name Change Resolution, the Board Size Resolution and the Private Placement Resolution (as such terms are defined in the Circular); and

3.

any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing paragraph of this resolution.

SCHEDULE "E"
PRIVATE PLACEMENT TERM SHEET

Issuer	Quest Capital Corp.
Size of Offering	Up to $25,000,000.
Securities Offered	Common Shares.
Pricing	Lower of the $1.60 per Common Share and the "Purchase Price" (as such term is defined in the substantial issuer bid circular of the Corporation dated July 19, 2010).
Resale Restrictions	The Common Shares will be subject to a statutory private placement hold period of four months and one day from the closing date of the private placement.
Investors

Sprott Inc., together with its affiliates (as defined in the Securities Act (Ontario)) and certain of their employees or clients, all as Sprott Lending Consulting LP may direct. Any sales of Common Shares by Sprott or any affiliate of Sprott to its clients may be subject to a commission to be agreed upon between the Corporation and SLCLP, which commission shall be payable by the Corporation.

Subscription Agreement

Each of the investors will execute a subscription agreement which will contain customary representations and warranties of the investors to enable the Corporation to rely on the applicable securities law prospectus exemptions, and such representations and warranties will be true and correct, both as of the date of the subscription agreement and as of the closing date. Investors will execute and deliver such reports, undertakings or other documents with respect to the issuance of the Common Shares as the Corporation may reasonably require to satisfy any applicable regulatory requirements.

Deadline for Subscription

Delivery of the purchase price and executed subscription agreements by no later than September 7, 2010, to be held in escrow pending closing. Deposit of the funds by the investors will be irrevocable unless the Private Placement has not closed by September 30, 2010 in which case such funds will be returned to the investors without interest or deduction.

Closing Date

Upon satisfaction of all conditions and as soon as practicable following the expiry of the Substantial Issuer Bid of the Corporation and the calculation by or on behalf of the Corporation of the Purchase Price and the taking up of and payment for Common Shares thereunder, anticipated to occur on or about September 7, 2010, but no later than September 30, 2010.

Conditions

Closing of the offering is conditional upon, among other things, receipt of any applicable regulatory, stock exchange or other applicable approvals, including the approval of the Toronto Stock Exchange, the NYSE Amex and the approval of the Corporation's shareholders.

SCHEDULE "F"
PRIVATE PLACEMENT RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1.

the Corporation be and is hereby authorized to issue by means of a private placement (the "Private Placement") up to $25,000,000 of Common Shares at a purchase price per Common Share of the lower of $1.60 and the Purchase Price (as such term is defined in the issuer bid circular of the Corporation dated July 19, 2010), as more particularly described in the management proxy circular of the Corporation dated July 19, 2010 (the "Circular");

2.

notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this resolution at any time prior to the closing of the Private Placement and decide not to proceed with the Private Placement;

3.

the passing of this resolution by the shareholders of the Corporation and its effectiveness shall be further subject to and conditional upon the passing at this Meeting and approval by the shareholders of the Management Services Resolution, the Name Change Resolution, the Board Size Resolution and the Board Election Resolution (as such terms are defined in the Circular); and

4.

any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing paragraphs of this resolution.

SCHEDULE "G"
STOCK OPTION PLAN

QUEST CAPITAL CORP.

AMENDED AND RESTATED 2005 STOCK OPTION PLAN

(Effective June 24, 2005, as amended April 30, 2007 [, and as approved by the shareholders on August 17, 2010])

PART 1

INTERPRETATION

          1.01       Definitions In this Plan the following words and phrases shall have the following meanings, namely:

(a)	"Board" means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(b)

"Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

(c)	"Company" means Quest Capital Corp.;

(d)	"Director" means any director of the Company or of any of its subsidiaries;

(e)	"Employee" means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(f)	"Exchange" means The Toronto Stock Exchange and any other stock exchange on which the Shares are listed for trading;

(g)	"Exchange Policy" means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(h)

"Expiry Date" means not later than ten years from the date of grant of the option or, if Exchange Policy does not permit a term of ten years for options granted by the Company not later than five years from the date the option is granted;

(i)	"Insider" has the meaning ascribed thereto in the Securities Act;

(j)	"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act;

(k)

"Option Price" means the price at which options may be granted in accordance with Exchange Policy and Securities Laws and means the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date of granting the option or, if there was no such sale, the average of the bid and ask prices on the Exchange for the Shares during the three trading days immediately preceding the date of granting the option;

(l)	"Officer" means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(m)	"Outstanding Issue" is based on the number of Shares that are outstanding on an undiluted basis immediately prior to the Share issuance or grant of options in question;

(n)	"Plan" means this stock option plan as from time to time amended;

(o)	"Securities Act" means the Securities Act (British Columbia), as amended, from time to time;

(p)	"Securities Laws" means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Company, as amended from time to time;

(q)

"Service Provider" means an Employee or insider of the Company or any of its subsidiaries and includes any other person who is engaged to provide either directly or through a corporation, ongoing management or consulting services to the Company or its affiliates;

(r)	"Shares" means Class A voting common shares of the Company;

(s)	"TSX" means The Toronto Stock Exchange; and

(t)	"Vested" means that an option has become exercisable in respect of options held by an optionee.

          1.02       Gender. Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2
PURPOSE OF PLAN

          2.01       Purpose The purpose of this Plan is to attract and retain Service Providers, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares.

PART 3
GRANTING OF OPTIONS

          3.01       Administration This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

          3.02       Committee's Recommendations The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

          3.03       Grant by Resolution The Board, on its own initiative or, a committee of the Board duly appointed for the purpose of administering this Plan, may, by resolution, designate all eligible persons who are Service Providers, Officers or Directors, or corporations employing or wholly owned by such Service Provider, Officer or Director, to whom options should be granted and specify the terms of such options which shall be in accordance with Exchange Policy and Securities Laws.

          3.04       Terms of Option The resolution of the Board shall specify the number of Shares that should be placed under option to each such Service Provider, Officer or Director, the Option Price to be paid for such Shares upon the exercise of each such option, and the period, during which such option may be exercised.

          3.05       Written Agreement Every option granted under this Plan shall be evidenced by a written agreement, containing such terms and conditions as are required by Exchange Policy and Securities Laws, between the Company and the optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan. In the event of any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

PART 4
CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

          4.01       Exercise Price The exercise price of an option granted under this Plan shall not be less than the Option Price at the time of granting the options.

          4.02       Expiry Date Subject to the provisions of Section 6.06 hereof, each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date.

          4.03       Different Exercise Periods, Prices and Number The Board may, in its absolute discretion, upon granting an option under this Plan, and subject to the provisions of Sections 6.03 and 6.06 hereof, specify a particular time period or periods following the date of granting the option during which the optionee may exercise his option to purchase Shares, may designate the exercise price and the number of Shares in respect of which such optionee may exercise his option during each such time period and may determine and impose terms upon which each option shall become Vested.

          4.04       Number of Shares to One Person The number of Shares reserved for issuance to any one person pursuant to options granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the options.

          4.05       Termination of Employment If a Director, Officer or Service Provider ceases to be so engaged by the Company for any reason other than death, such Director, Officer or Service Provider shall have such rights to exercise any option not exercised prior to such termination within a period of 90 calendar days after the date of termination (or such longer period as may be approved by the Board and, if required, the Exchange) provided that if the termination is for just cause the right to exercise the option shall terminate on the date of termination unless otherwise determined by the Directors.

          4.06       Death of Optionee If a Director, Officer or Service Provider dies prior to the expiry of his option, his legal representatives may, within the lesser of one year from the date of the optionee's death or the expiry date of the option, exercise that portion of an option granted to the Director, Officer or Service Provider under this Plan which remains outstanding.

          4.07       Assignment No option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any option granted to him hereunder to a trust or similar legal entity established by such optionee.

          4.08       Notice Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

          4.09       Payment Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an optionee on exercise of an option shall be paid for in full at the time of their purchase.

PART 5
RESERVATION OF SHARES FOR OPTIONS

          5.01       Sufficient Authorized Shares to be Reserved Whenever the Notice of Articles or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan. Shares that were the subject of options that have lapsed, terminated or been exercised shall thereupon no longer be in reserve and may once again be subject to an option granted under this Plan.

          5.02       Maximum Number of Shares to be Reserved Under Plan The maximum number of Shares which may be subject to issuance at any time and from time to time pursuant to options granted under this Plan and all of the Company's other previously established or proposed share compensation arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding Shares (including Shares issued upon the exercise of previously granted stock options) on a non-diluted basis.

          5.03       Maximum Number of Shares Reserved Under no circumstances shall this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(a)	the number of Shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Outstanding Issue;

(b)	the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the Outstanding Issue; or

(c)	the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue.

          5.04       Non-employee Directors The following terms apply for options for Non-employee Directors:

(a)	the term "Non-employee Director", for the purposes of this Plan, shall mean each Director who is not an Employee of the Company, nor any of its subsidiaries;

(b)	the exercise price of an option granted pursuant to Section 5.04 (b) under this Plan shall be at the Option Price; and

(c)

subject to earlier termination in accordance with the provisions of Section 4.05 hereof, any option granted pursuant to Section 5.04(b) hereof shall be exercisable for a period of ten years following the date on which such option is granted after which time such option shall expire.

PART 6
CHANGES IN OPTIONS

          6.01  Share Consolidation or Subdivision In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

          6.02       Stock Dividend In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

          6.03       Effect of a Take-Over Bid If a bona fide offer ( an "Offer") for Shares is made to the optionee or to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all Option Shares subject to such option will become Vested and the option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Option Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Option Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to this section shall be reinstated. If any Option Shares are returned to the Company under this section 6.03, the Company shall immediately refund the exercise price to the optionee for such Option Shares.

          6.04       Acceleration of Expiry Date If at any time when an option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised options granted under the Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided such Offer is completed.

          6.05       Effect of a Change of Control If a Change of Control occurs, all Option Shares subject to each outstanding option will become Vested, whereupon such option may be exercised in whole or in part by the optionee.

          6.06       Extension of Option Expiry Dates Notwithstanding any other provision of this Plan, if the expiry date of any option granted under the Plan, as determined pursuant to Part 4 herein, falls within a blackout period preventing the optionee from exercising such option (the "Blackout Period") or within nine business days following the expiration of a Blackout Period, the expiry date of such option shall be automatically extended, without requirement for any further act or formality, to that date which is the tenth business day after the end of the applicable Blackout Period (the "Blackout Expiration Term"), such tenth business day to be considered the expiration of the term of such option for all purposes under the Plan. The foregoing Blackout Expiration Term is available only when the Blackout Period is self-imposed by the Company (it will not apply to the Company or its insiders being the subject of a cease trade order) and the Blackout Expiration Term will be available to all eligible participants under the Plan, on the terms and conditions set forth herein.

PART 7
EXCHANGE'S RULES AND POLICIES APPLY

          7.01       Exchange's Rules and Policies Apply This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the rules and policies on stock options of the Exchange and any securities commission having authority and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

PART 8
AMENDMENT AND TERMINATION OF PLAN

          8.01       Amendment of Plan The Board may from time to time in its absolute discretion amend, modify and change the provisions of an option or this Plan without obtaining approval of shareholders to:

(a)	correct or clarify any typographical errors or inconsistencies, or to add clarifying statements for any drafting errors or ambiguities of an option or this Plan;

(b)	change vesting provisions of an option or this Plan;

(c)	change the termination provisions of an option or this Plan which does not entail an extension beyond the original expiry date of the option or this Plan;

(d)	change the termination provisions of an option or this Plan which does entail an extension beyond the original expiry date of the option or this Plan for an optionee who is not an Insider;

(e)	reduce the exercise price of an option for a optionee who is not an Insider;

(f)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under this Plan; and

(g)	make any other amendments of a non-material nature which are approved by the Exchange.

All other amendments, modifications or changes shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. Any amendment, modification or change of any provision of this Plan shall be subject to approval, if required, by any regulatory body having jurisdiction.

          8.02       Termination of the Plan This Plan may be terminated at any time by the Board. Notwithstanding the termination of this Plan, any option outstanding under this Plan at the time of termination shall remain in effect until such option has been exercised, has expired, has been surrendered to the Company or has been terminated.

PART 9
EFFECT OF PLAN ON OTHER COMPENSATION PLANS

          9.01       Other Plans Not Affected This Plan is in addition to any other existing plans and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers or Service Providers.

PART 10
OPTIONEE'S RIGHTS AS A SHAREHOLDER

          10.01      No Rights Until Option Exercised An optionee shall be entitled to the rights pertaining to share ownership, such as to dividends or voting, only with respect to Shares that have been fully paid for and issued to him upon exercise of an option.

PART 11
EFFECTIVE DATE OF PLAN

          11.01      Effective Date This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company; however, options may be granted under this Plan prior to and subject to the receipt of approval of the Exchange.

          11.02      Approvals Under the current policies of the Exchange, this Plan shall be submitted for approval by the Board, the unrelated directors of the Board and the shareholders of the Company every three years.

EFFECTIVE DATE OF PLAN: June 24, 2005

QUEST CAPITAL CORP. OPTION AGREEMENT

This Option Agreement is entered into between Quest Capital Corp. (the "Company") and the Optionee named below pursuant to the 2005 Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	on•, 20• (the "Grant Date");

2.	• (the "Optionee");

3.	was granted the option (the "Option") to purchase Class A voting common shares (the "Option Shares") of the Company;

4.	for the price (the "Option Price") of $• per share;

5.	which shall be exercisable ("Vested") as to •[if any vesting provisions apply];

6.	terminating on the •, 20•. (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement — Personal Information

The undersigned hereby acknowledges and consents to:

(a)	the disclosure to the Toronto Stock Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b)

the collection, use and disclosure of such personal information by the Toronto Stock Exchange and all other regulatory authorities in accordance with their requirements, including the provisions to third party service providers, from time to time.

          IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the • day of •, 20•.

•
Per:
OPTIONEE		Authorized Signatory

SCHEDULE "H"
STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1.

the Stock Option Plan of the Corporation, substantially in the form attached as Schedule "G" to the management proxy circular of the Corporation dated July 19, 2010, be and is hereby approved, ratified and confirmed;

2.	all unallocated options under the Stock Option Plan be and are hereby approved;

3.

the Corporation have the ability to continue granting options under the Stock Option Plan until August 17, 2013, that is until the date that is three (3) years from the date when shareholder approval is being sought;

4.	the 4,625,000 options granted by the Corporation after June 1, 2008 be and are hereby ratified; and

5.

any director or officer of the Corporation be, and such director or officer of the Corporation hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed, under seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to fulfill the intent of the foregoing paragraph of this resolution.

QUEST CAPITAL CORP.